     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 1997
                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-2

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                          ATCHISON CASTING CORPORATION

             (Exact name of registrant as specified in its charter)

                     KANSAS                                          48-1156578
        (State or other jurisdiction of                 (I.R.S. Employer Identification No.)
         incorporation or organization)

             400 SOUTH FOURTH STREET, ATCHISON, KANSAS 66002-0188,
                                 (913) 367-2121

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 HUGH H. AIKEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          ATCHISON CASTING CORPORATION
             400 SOUTH FOURTH STREET, ATCHISON, KANSAS 66002-0188,
                                 (913) 367-2121

      (Name, address, including zip code, and telephone number, including area code of agent for service)
                           --------------------------

                                   COPIES TO:

       JEFFREY T. HAUGHEY, ESQ.                 WILLIAM M. HARTNETT, ESQ.
  BLACKWELL SANDERS MATHENY WEARY &              CAHILL GORDON & REINDEL
            LOMBARDI L.C.                             80 PINE STREET
         TWO PERSHING SQUARE                     NEW YORK, NEW YORK 10005
     2300 MAIN STREET, SUITE 1100                     (212) 701-3000
     KANSAS CITY, MISSOURI 64108
            (816) 274-6833

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                 AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
        SECURITIES TO BE REGISTERED            BE REGISTERED(1)      PER UNIT(2)      OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, par value $.01 per share......      4,370,000             $19.00           $83,030,000           $25,161

(1) Includes 570,000 shares which the Underwriters have the option to purchase to cover over-allotments. See "Underwriting."

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices reported on the consolidated reporting system on April 7, 1997.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED APRIL 14, 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                                       H

                                3,800,000 SHARES

                          ATCHISON CASTING CORPORATION

                                  COMMON STOCK
                                   ---------

    Of the 3,800,000 shares of Common Stock offered hereby, 2,029,024 are being sold by Atchison Casting Corporation ("ACC" or the "Company") and 1,770,976 are being sold by the Selling Stockholder named under "Selling Stockholder." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder.

    The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "FDY." The reported last sale price of the Common Stock on the New York Stock Exchange on April 8, 1997 was $19.00 per share. See "Price Range of Common Stock."

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER ALL OF THE FACTORS SET FORTH IN
            "RISK FACTORS" COMMENCING ON PAGE 7 OF THIS PROSPECTUS.

                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                              UNDERWRITING                       PROCEEDS TO
                               PRICE TO       DISCOUNTS AND     PROCEEDS TO        SELLING
                                PUBLIC       COMMISSIONS(1)     COMPANY(2)     STOCKHOLDER(2)
Per Share                          $                $                $                $
Total(3)                           $                $                $                $

  (1) For information regarding indemnification of the Underwriters, see "Underwriting."

  (2) Before deducting expenses payable by the Company, estimated to be $175,000, and expenses payable by the Selling Stockholder, estimated to be $5,000.

  (3) The Company has granted the Underwriters a 30-day option to purchase up to 570,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting
     Discounts and Commissions and Proceeds to Company will be $         ,
     $         and $         , respectively.

                               ------------------

    The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
         , 1997 at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

SMITH BARNEY INC.                                       GEORGE K. BAUM & COMPANY

         , 1997

          ATCHISON CASTING CORPORATION'S GROWING NETWORK OF FOUNDRIES

                                   [PICTURE]

Atchison Casting Corporation has established itself as a leading consolidator in the foundry industry. ACC's growing network of foundries enables the Company to produce castings in a wide variety of sizes and metals for diverse applications.
  ACC believes that the breadth of its capabilities provide it with a distinct competitive advantage.

                                                       [PICTURE]
                                            High pressure cast iron cylinder
                                               head for a gas compressor.
             [PICTURE]                                 [PICTURE]
12 ton stainless steel Pelton Wheel          Aluminum and zinc die castings
produced by Canadian Steel Foundries         (weighing several ounces to 15
for a hydroelectric power generation        pounds) made by Los Angeles Die
             facility.                                  Casting.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. ATCHISON CASTING CORPORATION, TOGETHER WITH ITS PREDECESSORS AND SUBSIDIARIES, IS REFERRED TO HEREIN AS THE "COMPANY" OR "ACC." UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. SEE "CAPITALIZATION," "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING." REFERENCES IN THIS PROSPECTUS TO FISCAL YEARS ARE TO THE YEAR ENDED JUNE 30 IN SUCH YEAR.

                                  THE COMPANY

    ACC manufactures highly engineered metal castings that are utilized in a wide variety of products, such as tractor-crawlers, excavators, wheel-loaders, gas, steam and hydroelectric turbines, pumps, valves, locomotives, subway cars, automobiles, army tanks, navy ships, computer peripherals and consumer goods. Having completed thirteen acquisitions since its inception in 1991, the Company has established itself as a leading consolidator in the casting industry. As a result of these acquisitions, the Company has the ability to produce castings from a wide selection of materials, including carbon, low-alloy and stainless steel, gray and ductile iron, aluminum and zinc, as well as the ability to manufacture parts in a variety of sizes, ranging from small die cast components for the computer industry that weigh a few ounces to large hydroelectric turbine housings that weigh over sixty tons. Moreover, ACC has extensive tooling and machining operations. The Company believes that its broad range of capabilities, which addresses the needs of many different markets, provides a distinct competitive advantage in the casting industry.

    The Company was founded to pursue a strategy of growth and diversification through acquisitions in the highly fragmented foundry industry. Following the initial acquisition of the steel casting operations of Rockwell International in 1991, the Company has continued to acquire foundries in the U.S. and Canada. As a result of these acquisitions, as well as internal growth, ACC's net sales have increased from approximately $54.7 million in its first fiscal year ended June 30, 1992, to $185.1 million for the fiscal year ended June 30, 1996, resulting in a compound annual growth rate of 36%.

    Since 1991, the number of customers served by the Company has increased from 12 to more than 400, including companies such as Caterpillar, Gardner Denver, General Motors, General Electric, Westinghouse, General Dynamics, Ingersoll-Dresser, John Deere and Rockwell International. The Company has received supplier excellence awards for quality from, or has been certified by, substantially all of its principal customers. In addition to its presence in the domestic market, a substantial amount of ACC's castings enter the international marketplace as components in its customers' exported products.

    The Company's favorable industry position is attributable to several factors, including: (i) its use of new and advanced casting technologies; (ii) its ability to cast substantially all types of iron and steel, as well as aluminum and zinc; (iii) the Company's emphasis on customer service and marketing; (iv) the limited number of foundries capable of producing steel castings of the size and complexity produced by the Company; and (v) the Company's position as a long-term supplier to many of its major customers.

    The principal executive offices of the Company are located at 400 South Fourth Street, Atchison, Kansas 66002-0188, and the Company's telephone number is (913) 367-2121.

COMPANY STRATEGY

    ACC is pursuing growth and diversification through a two-pronged approach of: (i) making strategic acquisitions within the widely fragmented and consolidating foundry industry and (ii) integrating the acquired foundries by applying ACC's management, operational and technical expertise.

  STRATEGIC ACQUISITIONS

    ACQUIRE LEADERS AND BUILD CRITICAL MASS. The Company seeks to acquire foundries that are considered leaders in their respective sectors. After acquiring a leader in a new market, ACC strives to make subsequent acquisitions that further penetrate that market and take advantage of the leader's technical expertise.

    BROADEN PRODUCT OFFERINGS AND CAPABILITIES. The Company also seeks to acquire foundries that add a unique technology or customer base that can be leveraged throughout ACC's network of foundries.

    DIVERSIFY END MARKETS. The Company attempts to lessen the cyclical exposure at individual foundries by creating a diversified network of foundries that serve a variety of end markets.

  INTEGRATION OF ACQUIRED FOUNDRIES

    STRENGTHEN MARKETING FUNCTIONS. The Company places great emphasis on maximizing new business opportunities by strengthening marketing functions and cross-selling across its network of foundries. ACC views the industry-wide marketing weakness as an opportunity to establish a competitive advantage.

    INTRODUCE ADVANCED TECHNOLOGY. The Company is systematically introducing advanced new technologies into each of its acquired foundries to enhance their competitive position.

    INCREASE CAPACITY UTILIZATION. A principal objective of the Company in integrating and operating its foundries is to increase capacity utilization at both its existing and newly acquired facilities. Many of the Company's foundries at the time of their acquisition have been operating with underutilized capacity.

    ACHIEVE PURCHASING ECONOMIES. Once an acquisition has been completed, ACC integrates the newly acquired foundry into its purchasing programs. ACC has, in some cases, realized savings of 10% to 30% by achieving purchasing efficiencies with acquired foundries.

    LEVERAGE MANAGEMENT EXPERTISE. The Company believes that improvements often can be made in the way acquired foundries are managed, including the implementation of new technologies, advanced employee training programs, standardized budgeting processes and profit sharing programs and providing access to capital.

                              RECENT DEVELOPMENTS

  JAHN FOUNDRY ACQUISITION

    ACC acquired Jahn Foundry Corp. ("Jahn Foundry") on February 14, 1997 for approximately $6.2 million in cash. Jahn Foundry, located in Springfield, Massachusetts, produces gray iron castings for the automotive, air conditioning and agricultural markets. Jahn Foundry produces cast iron cylinder liners used by General Motors in cast aluminum engine blocks for Saturn automobiles. This represents ACC's first entry into the market for automotive castings.

  BELOIT CASTING DIVISION LETTER OF INTENT

    ACC signed a letter of intent on March 13, 1997 to purchase the Beloit Castings Division ("BCD") from Beloit Corporation for a price estimated to be approximately $9 million. Beloit Corporation, a world leader in paper-making machinery operates BCD to make iron, steel and non-ferrous castings for use in its paper-making machines. BCD is a group of four foundries in Beloit, Wisconsin and South Beloit, Illinois, including two iron foundries, a steel foundry and a non-ferrous foundry. In addition to supplying castings for Beloit Corporation, BCD also makes castings for third parties and is well regarded for the quality of its castings.

    BCD's available capacity is approximately 17,200 tons per year of iron castings, including both gray and ductile cast iron; 2,500 tons per year of stainless steel castings; and 200 tons per year of non-ferrous castings.

                                  THE OFFERING

Common Stock Offered by the
  Company.........................  2,029,024 shares

Common Stock Offered by the
  Selling Stockholder.............  1,770,976 shares

Common Stock to be Outstanding
  after the Offering..............  7,569,446 shares(1)

Use of Proceeds by the Company....  To reduce indebtedness incurred for industry-related acquisitions and to fund future acquisitions. See "Use
                                    of Proceeds."

New York Stock Exchange Symbol....  FDY

------------

(1) Does not include 284,399 shares subject to outstanding options, of which approximately 156,000 shares are subject to exercisable options at a weighted average exercise price per share of $13.51.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                      SIX MONTHS ENDED
                                                        FISCAL YEAR ENDED JUNE 30,                      DECEMBER 31,
                                        ----------------------------------------------------------  ---------------------
                                           1992        1993        1994        1995        1996       1995        1996
                                        ----------  ----------  ----------  ----------  ----------  ---------   ---------
STATEMENT OF OPERATIONS DATA:
Net Sales.............................  $   54,729  $   66,591  $   82,519  $  141,579  $  185,081  $  77,670   $ 110,620
Gross Profit..........................       6,967      12,270      16,215      26,121      28,469     10,601      16,752
Other Income(1).......................          --          --          --       6,370      26,957     10,281          --
Operating Income......................         980       5,141       8,425      18,041      38,459     13,075       7,201
Interest Expense......................       3,513       3,926       1,223       2,326       2,845      1,272       1,463
Income (Loss) Before Taxes and
  Extraordinary Item..................      (2,533)      1,215       7,140      15,435      35,389     11,730       5,704
Income (Loss) Before Extraordinary
  Item................................      (2,533)      1,215       4,646       9,464      21,326      7,177       3,312
Extraordinary Item, net of tax(2).....          --          --       1,230          --          --         --          --
Net Income (Loss).....................  $   (2,533) $    1,215  $    3,416  $    9,464  $   21,326  $   7,177   $   3,312
                                        ----------  ----------  ----------  ----------  ----------  ---------   ---------
                                        ----------  ----------  ----------  ----------  ----------  ---------   ---------
Net Income (Loss) Per Share...........  $    (0.86) $     0.40  $     0.72  $     1.73  $     3.87  $    1.30   $    0.60
                                        ----------  ----------  ----------  ----------  ----------  ---------   ---------
                                        ----------  ----------  ----------  ----------  ----------  ---------   ---------
Net Income (Loss) Per Share Excluding
  Extraordinary Item and Other
  Income(1)(2)........................  $    (0.86) $     0.40  $     0.98  $     1.02  $     0.92  $    0.15   $    0.60
                                        ----------  ----------  ----------  ----------  ----------  ---------   ---------
                                        ----------  ----------  ----------  ----------  ----------  ---------   ---------
Weighted Average Common Shares
  Outstanding.........................   2,958,398   3,026,866   4,757,607   5,477,881   5,516,597  5,515,374   5,550,589

SUPPLEMENTAL DATA:
Depreciation and Amortization.........  $    6,521  $    5,130  $    4,541  $    6,067  $    7,411  $   3,393   $   4,011
Capital Expenditures(3)...............       1,920       4,841       7,524      12,837      12,740      6,136       6,494
Number of Foundries at Period End.....           1           1           3           7           9          8          12

                                                                     AS OF DECEMBER 31, 1996
                                                                   ----------------------------
                                                                    ACTUAL     AS ADJUSTED(4)
                                                                   --------  ------------------
BALANCE SHEET DATA:
Working Capital..................................................  $ 37,308       $ 53,364
Total Assets.....................................................   184,936        200,992
Long-Term Obligations............................................    48,731         28,531
Total Stockholders' Equity.......................................    77,953        114,209

---------------

(1) Other income consists of $6.4 million, $27.0 million and $10.3 million ($3.9 million, $16.2 million and $6.3 million net of tax or $0.71, $2.95 and $1.15 per share), for fiscal 1995, fiscal 1996 and the six months ended December 31, 1995, respectively, consisting primarily of insurance proceeds related to the July 1993 Missouri River flood. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

(2) In connection with the repayment in October 1993 of substantially all of the Company's interest-bearing indebtedness with the net proceeds of the Company's initial public offering of Common Stock, the Company recorded an extraordinary charge to income in the amount of approximately $1.2 million (net of related income tax benefit of $787,000), relating to the early retirement of debt and the write-off of deferred financing charges.

(3) During fiscal 1994, fiscal 1995 and fiscal 1996, the Company made capital expenditures of $4.7 million, $8.1 million and $1.8 million, respectively, in connection with the refurbishment of The Amite Foundry and Machine Shop ("Amite"). This 282,000 square foot facility was acquired in February 1993 and had been inactive for several years.

(4) As adjusted to give effect to the sale of 2,029,024 shares of Common Stock offered by the Company hereby, assuming a public offering price of $19.00 per share, after deducting underwriting discounts, commissions and estimated offering expenses and the application of the net proceeds therefrom, as described in "Use of Proceeds."

                                  RISK FACTORS

    Prospective investors should consider carefully the following risk factors, in addition to the other information set forth or incorporated by reference in this Prospectus, in connection with an investment in the Common Stock offered hereby.

    This Prospectus contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the following risk factors.

    Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the information described in other documents the Company has filed with the Commission incorporated by reference herein.

CYCLICALITY

    The Company's business is subject to cyclical fluctuations based on general economic conditions and the economic conditions of the capital goods industry in particular. Future recessions in the market for capital goods could have a material adverse effect on the Company's financial condition and results of operations.

FLUCTUATIONS IN QUARTERLY RESULTS; SEASONALITY

    Due to the large size of certain orders, the timing for deliveries of orders and the number and types of castings produced, the Company's net sales and net income may fluctuate materially from quarter to quarter. The Company's operating results may be adversely affected in fiscal quarters immediately following the consummation of an acquisition while the operations of the acquired business are integrated into the operations of the Company. Successful assimilation of acquired businesses will be dependent upon integration of the acquired companies' operations and customers. Generally, the first fiscal quarter is seasonally weaker than the other quarters as a result of plant shutdowns for maintenance at most of the Company's foundries as well as at many customers' plants.

COMPETITION

    The Company faces strong competitors in most of its markets. Competitive factors include price, delivery and quality; however, breadth of capabilities and customer service have become increasingly important. Some of the Company's competitors may have greater financial resources than the Company; others may have lower costs than the Company. There can be no assurance that existing or potential competitors will not substantially increase their resources devoted to the development and marketing of products competitive with those of the Company. Competitors in regions such as China, India, Mexico and Eastern Europe may have lower costs, including labor costs, than the Company. See "Business-- Competition."

CUSTOMER CONCENTRATION

    Historically, a small number of customers accounted for a substantial percentage of the Company's net sales. In fiscal 1996, Caterpillar accounted for 13.4% of net sales. While the next nine largest customers accounted for 32.2% of net sales in fiscal 1996, no single customer accounted for more than 7.2% of net sales. A significant reduction of purchases by any one of these customers could have a material adverse effect on the Company's financial condition and results of operations.

ACQUISITIONS

    The Company's ability to significantly increase revenue and operating cash flow over time depends in large part upon its success in acquiring foundries upon satisfactory terms. There can be no assurance that suitable foundry opportunities will be available or that, because of competition from other purchasers or other reasons, the Company will be able to consummate acquisitions on satisfactory terms or to obtain necessary acquisition financing. In addition, acquisitions may be dilutive and may initially have an adverse effect on the Company's operating results and financial condition while the operations of the acquired businesses are being integrated into the Company's operations. To successfully implement its acquisition strategy, the Company must integrate acquired foundries with its existing operations. As the Company grows, there can be no assurance that a large number of additional foundries can be readily assimilated into the Company's operating structure. Inability to efficiently integrate foundries could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Corporate Strategy."

ENVIRONMENTAL AND REGULATORY CONCERNS

    The Company is subject to numerous laws and regulations that govern environmental issues, workplace safety, equal employment opportunities and other aspects of the Company's business. Furthermore, many of the Company's facilities are located in or near residential areas. The Company believes that it is in material compliance with applicable environmental laws and regulations and is not aware of any outstanding violations or citations with respect thereto at any of its facilities. Nonetheless, as the Company evaluates and updates the environmental compliance programs at foundry facilities recently acquired, the Company may become aware of matters of non-compliance that may need to be addressed or corrected. The Company's operations entail the risk of future noncompliance with environmental and other government regulations. The cost of complying with various environmental regulations is likely to increase over time, and there can be no assurance that the cost of compliance will not have a material adverse effect on the Company's financial condition and results of operations. See "Business--Environmental Regulations."

DEPENDENCE ON KEY PERSONNEL

    The Company has been dependent on certain key management personnel in the past, and has relied upon a relatively small corporate staff, comprised of the chief executive officer, the chief financial officer and other executives. The Company's ability to implement its acquisition strategy and maintain its competitive position will depend to some degree upon its ability to retain these key managers and to continue to attract and retain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the loss of key personnel would not have a material adverse effect on the Company's financial condition and results of operations or that the Company will be able to recruit and retain such personnel. See "Management."

LABOR RELATIONS

    Labor unions represent employees at a majority of the Company's foundries. Although the Company believes that its labor relations are satisfactory, there can be no assurance that a work stoppage will not occur in the future in connection with contract negotiations or otherwise, which could have a material adverse effect on the Company's financial condition and results of operations. The Company is currently negotiating replacement contracts with unions at Empire Steel Castings, Inc. ("Empire") and Canada Alloy Castings, Ltd. ("Canada Alloy"). No assurance can be given regarding the results of these negotiations. There can also be no assurance that a work stoppage at one of the Company's major customers would not have a material adverse effect on the Company's financial condition and results of operations. See "Business--Employee and Labor Relations."

PRODUCT WARRANTY AND LIABILITY CLAIMS

    The Company's standard warranty and back-charge policy is to replace or repair defective castings or to authorize the customer to perform the repair at the Company's expense (in order to minimize freight costs and the time associated therewith). New products are more likely to generate warranty claims during start-up than long-established products. Historically, the costs associated with the Company's warranty policy have not had a material effect on its results of operations. However, the incidence of product warranty claims and the costs associated therewith could increase as the Company expands its customer base and introduces new products. See "Business--Product Warranty." In addition, the Company's castings are used as components in locomotives, mass transit systems, gas and steam turbines and other equipment. Although the Company has not experienced any significant product liability claims, the Company has a risk of exposure to product liability claims. Product liability insurance is maintained, but there can be no assurance that insurance coverage will continue to be available on terms acceptable to the Company or that such coverage will be adequate for any liabilities that might be incurred.

CURRENCY EXCHANGE RATES

    Although the Company sells its products primarily to customers in the United States and Canada, a stronger U.S. dollar could result in greater competition from foreign competitors and a loss of demand from the Company's customers which export a portion of their products.

ANTI-TAKEOVER PROVISIONS

    The Company's Articles of Incorporation, among other things: (i) classify the Board of Directors into three classes, with directors of each class serving for succeeding three-year terms; (ii) require a supermajority vote to remove directors; (iii) require a supermajority vote to approve certain extraordinary corporate transactions, including a merger, consolidation and sale of substantially all of the Company's assets; and (iv) eliminate the right of the stockholders to act by written consent without a meeting. Such provisions would make the removal of incumbent directors more difficult and time consuming and may have the effect of discouraging a tender offer or other takeover attempt by a third party. See "Description of Capital Stock--Kansas Anti-Takeover Law and Certain Charter Provisions."

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the 2,029,024 shares of Common Stock offered by the Company hereby, based on an assumed offering price of $19.00 per share and, after deducting underwriting discounts and estimated offering expenses payable by the Company, are estimated to be approximately $36.3 million ($46.5 million if the Underwriters' over-allotment option granted by the Company is exercised in full).

    The Company intends to use the net proceeds to reduce the Company's outstanding bank indebtedness previously incurred for acquisitions and the balance, if any, will be used to fund future acquisitions. At December 31, 1996, the Company had outstanding borrowings under its revolving bank credit facility of approximately $20.2 million bearing interest at a weighted average annual rate of 7.4%, all of which indebtedness matures on July 29, 1998. All of the loan proceeds received during the last twelve months were used for acquisitions of foundries. The repayment of such sums will not reduce the availability of borrowings under this bank credit facility.

    As an important part of the Company's growth strategy, the Company evaluates on an ongoing basis potential industry-related acquisitions. While the Company has not at the present time entered into any definitive agreement contemplating any such acquisition, the Company is currently in various stages of negotiations with potential acquisition candidates, including the letter of intent to purchase BCD. See "Prospectus Summary--Recent Developments." There can be no assurance as to whether or when any such negotiations will ultimately culminate in a definitive agreement or, if a definitive agreement is reached, whether any such acquisition will ultimately be consummated. To complete any such acquisition, the Company may be required to obtain additional debt financing. The terms and amount of any such additional financing will depend, among other things, upon market conditions at the time of such financing.

    The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder. See "Selling Stockholder."

                          PRICE RANGE OF COMMON STOCK

    The Common Stock was traded in the Nasdaq National Market under the symbol "ACCX" from October 4, 1993 until December 11, 1996 when it began trading on the New York Stock Exchange under the symbol "FDY." Prior to October 4, 1993 there was no trading market for the Common Stock. The following table sets forth the high and low sales prices for the shares of Common Stock on the Nasdaq National Market and New York Stock Exchange for the periods indicated.

                                                                                              HIGH          LOW
                                                                                              -----         ---
Fiscal Year ending June 30, 1995:
  First Quarter..........................................................................          171/4         131/2
  Second Quarter.........................................................................          171/4         1411/16
  Third Quarter..........................................................................          177/8         143/4
  Fourth Quarter.........................................................................          175/8         137/8
Fiscal Year ending June 30, 1996:
  First Quarter..........................................................................          181/4         141/8
  Second Quarter.........................................................................          17           11
  Third Quarter..........................................................................          131/4         103/4
  Fourth Quarter.........................................................................          153/4         127/16
Fiscal Year Ending June 30, 1997:
  First Quarter..........................................................................          161/4         13
  Second Quarter.........................................................................          181/8         151/4
  Third Quarter..........................................................................          201/2         163/4
  Fourth Quarter (through April 8, 1997)............................................... .          191/4         19

    On April 8, 1997, the last reported sales price for the Common Stock on the New York Stock Exchange was $19.00 per share. As of April 8, 1997, there were over 2,200 holders of the Common Stock, including shares held in nominee or street name by brokers.

                                DIVIDEND POLICY

    The Company has not declared or paid cash dividends on shares of its Common Stock. The Company does not anticipate paying any cash dividends or other distributions on its Common Stock in the foreseeable future. The current policy of the Company's Board of Directors is to reinvest all earnings to finance the expansion of the Company's business. The agreements governing the Company's credit facility and $20 million senior notes contain limitations on the Company's ability to pay dividends. See Note 8 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at December 31, 1996 and as adjusted to give effect to the sale of the 2,029,024 shares of Common Stock offered by the Company hereby (at an assumed offering price of $19.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the proposed application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be reviewed in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                              DECEMBER 31, 1996
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Long-Term Debt:
  Bank Credit Agreement(1)...............................................................  $   20,200   $      --
  8.44% Senior Notes.....................................................................      20,000      20,000
  Other Long Term Debt...................................................................       8,531       8,531
                                                                                           ----------  -----------
    Total Long Term Debt.................................................................      48,731      28,531
Stockholders' Equity:
  Common Stock, $.01 par value; 19,300,000 shares authorized; 5,534,442 shares issued and
    outstanding; 7,563,466 shares issued and outstanding, as adjusted(2).................          56          76
  Additional paid-in capital.............................................................      42,235      78,471
  Retained Earnings......................................................................      36,024      36,024
  Minimum Pension Liability Adjustment(3)................................................        (293)       (293)
  Accumulated Foreign Currency Translation Adjustments...................................         (69)        (69)
                                                                                           ----------  -----------
    Total Stockholders' Equity...........................................................      77,953     114,209
                                                                                           ----------  -----------
    Total Capitalization.................................................................  $  126,684   $ 142,740
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------

(1) The Company's revolving credit facility provides for borrowings of up to $40 million for general corporate purposes, acquisitions and approved investments and matures on July 29, 1998.

(2) Does not include 276,600 shares subject to outstanding options at December 31, 1996, of which approximately 159,067 shares were subject to exercisable options at a weighted average exercise price per share of $13.52.

(3) See Note 12 of Notes to Consolidated Financial Statements.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table contains certain selected historical consolidated financial information and is qualified by the more detailed Consolidated Financial Statements and Notes thereto included and incorporated by reference elsewhere in this Prospectus. The selected consolidated financial information for fiscal years ended June 30, 1992, 1993, 1994, 1995 and 1996 has been derived from audited consolidated financial statements. The selected financial information for the six months ended December 31, 1995 and 1996 are derived from unaudited financial statements and, in the opinion of management, include all adjustments consisting solely of normal recurring adjustments necessary for a fair presentation for such periods. The information below should be read in conjunction with Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                       SIX MONTHS ENDED
                                                           FISCAL YEAR ENDED JUNE 30,                    DECEMBER 31,
                                              -----------------------------------------------------  --------------------
                                                1992       1993       1994       1995       1996       1995       1996
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net Sales.................................  $  54,729  $  66,591  $  82,519  $ 141,579  $ 185,081  $  77,670  $ 110,620
  Cost of Sales.............................     47,762     54,321     66,304    115,458    156,612     67,069     93,868
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Gross Profit..........................      6,967     12,270     16,215     26,121     28,469     10,601     16,752
  Operating Expenses:
    Selling, General & Administrative.......      4,844      5,986      6,581     13,058     15,459      7,063      9,230
    Amortization of Intangibles.............      1,143      1,143      1,209      1,392      1,508        744        321
    Other Income(1).........................         --         --         --      6,370     26,957     10,281         --
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Operating Income......................        980      5,141      8,425     18,041     38,459     13,075      7,201
  Interest Expense..........................      3,513      3,926      1,223      2,326      2,845      1,272      1,463
  Minority Interest in Net Income of
    Subsidiary..............................         --         --         62        280        225         73         34
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income (Loss) Before Taxes and
      Extraordinary Item....................     (2,533)     1,215      7,140     15,435     35,389     11,730      5,704
  Income Taxes..............................         --         --      2,494      5,971     14,063      4,553      2,392
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income (Loss) Before Extraordinary
      Item..................................     (2,533)     1,215      4,646      9,464     21,326      7,177      3,312
  Extraordinary Item, net of tax(2).........         --         --      1,230         --         --         --         --
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net Income (Loss).......................  $  (2,533) $   1,215  $   3,416  $   9,464  $  21,326  $   7,177  $   3,312
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net Income (Loss) Per Share...............  $   (0.86) $    0.40  $    0.72  $    1.73  $    3.87  $    1.30  $    0.60
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net Income (Loss) Per Share Excluding
    Extraordinary Item and
    Other Income(1)(2)......................  $   (0.86) $    0.40  $    0.98  $    1.02  $    0.92  $    0.15  $    0.60
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Weighted Average Common Shares
    Outstanding.............................  2,958,398  3,026,866  4,757,607  5,477,881  5,516,597  5,515,374  5,550,589
SUPPLEMENTAL DATA:
  Depreciation and Amortization.............  $   6,521  $   5,130  $   4,541  $   6,067  $   7,411  $   3,393  $   4,011
  Capital Expenditures(3)...................      1,920      4,841      7,524     12,837     12,740      6,136      6,494
  Number of Foundries at Period End.........          1          1          3          7          9          8         12
BALANCE SHEET DATA (AT PERIOD END):
  Working Capital...........................  $   1,337  $   2,074  $  19,240  $  27,727  $  36,419  $  29,552  $  37,308
  Total Assets..............................     50,022     52,004     87,217    130,287    162,184    139,341    184,936
  Long-Term Obligations.....................     22,836     19,934     22,549     34,920     34,655     35,816     48,731
  Total Stockholders' Equity................      6,796     13,851     42,683     52,698     74,654     60,230     77,953

---------------

(1) Other income consists of $6.4 million, $27.0 million and $10.3 million ($3.9 million $16.2 million and $6.3 million net of tax or $0.71, $2.95 and $1.15 per share), for fiscal 1995, fiscal 1996 and the six months ended December 31, 1995, respectively, consisting primarily of insurance proceeds related to the July 1993 Missouri River flood. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

(2) In connection with the repayment in October 1993 of substantially all of the Company's interest-bearing indebtedness with the net proceeds of the Company's initial public offering of Common Stock, the Company recorded an extraordinary charge to income in the amount of approximately $1.2 million (net of related income tax benefit of $787,000), relating to the early retirement of debt and the write-off of deferred financing charges.

(3) During fiscal 1994, fiscal 1995 and fiscal 1996, the Company made capital expenditures of $4.7 million, $8.1 million and $1.8 million, respectively, in connection with the refurbishment of Amite. This 282,000 square foot facility was acquired in February 1993 and had been inactive for several years.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company has pursued an active acquisition program designed to take advantage of consolidation opportunities in the widely-fragmented foundry industry. The Company has acquired thirteen foundries since its inception. As a result of these completed transactions as well as internal growth, the Company's net sales have increased from approximately $54.7 million for its fiscal year ended June 30, 1992 to $185.1 million for the fiscal year ended June 30, 1996.

    Due to the large size of certain orders, the timing for deliveries of orders and the number and types of castings produced, the Company's net sales and net income may fluctuate materially from quarter to quarter. Generally, the first fiscal quarter is seasonally weaker than the other quarters as a result of plant shutdowns for maintenance at most of the Company's foundries as well as at many customers' plants. See "--Supplemental Quarterly Information."

    During July 1993, flooding of the Missouri River halted production of the Company's Atchison, Kansas foundry for four weeks, negatively impacting operating results. Although the Company was able to resume production at the Atchison facility without a significant loss of existing orders, the 1993 flood has had a continuing negative effect on productivity and sales due to increased equipment maintenance, production downtime and employee overtime. The Company constructed a flood wall surrounding the Atchison facility that the Company believes has significantly reduced the risk of future flood damage.

    On April 11, 1996, the Company and its insurance carrier reached final settlement of the Company's claim filed as a result of the flood. During fiscal 1995 and fiscal 1996, the Company recorded payments on the business interruption portion of its insurance claim in the amount of $6.6 million and $11.1 million, respectively, which amounts have been included in "Other Income" in the Company's Statement of Operations. The Company also recorded, in fiscal 1996, payments on the casualty portion of its insurance claim in the amount of $18.2 million, of which $16.2 million has been recorded as "Other Income" in the Company's Statement of Operations. The Company also recorded $5.5 million and $2.0 million in advances during fiscal 1995 and fiscal 1996, respectively, against future repair expenses, which amounts have been classified as accrued expenses on the Company's Balance Sheet. Following the flood, the Company was unable to renew its flood insurance coverage at reasonable rates for this facility.

RESULTS OF OPERATIONS

    The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this Prospectus.

  SIX MONTHS ENDED DECEMBER 31, 1996 COMPARED TO SIX MONTHS ENDED DECEMBER 31,
    1995

    Net sales for the first six months of fiscal 1997 were $110.6 million, representing an increase of $32.9 million, or 42.4%, over net sales of $77.7 million in the first six months of fiscal 1996. The operations acquired by the Company since the beginning of fiscal 1996 generated net sales of $494,000 and $24.6 million in the first six months of fiscal 1996 and fiscal 1997, respectively, as follows:

                                                                                    FY 1996          FY 1997
                                                                                   FIRST SIX        FIRST SIX
                                                                                    MONTHS           MONTHS
OPERATION                                                        DATE ACQUIRED     NET SALES        NET SALES
---------------------------------------------------------------  -------------  ---------------  ---------------
La Grange Foundry Inc..........................................      12/14/95    $ 0.5 million    $10.6 million
The G&C Foundry Company........................................      03/11/96         --            6.1 million
Los Angeles Die Casting Inc....................................      10/01/96         --            2.4 million
Canada Alloy Castings, Ltd.....................................      10/26/96         --            2.0 million
Pennsylvania Steel Foundry & Machine Company...................      10/31/96         --            3.5 million

    Excluding net sales generated by the operations acquired in fiscal 1996 and fiscal 1997, net sales for the first six months of fiscal 1997 were $86.0 million, representing an increase of $8.8 million, or 11.4%, over net sales of $77.2 million in the first six months of fiscal 1996. This 11.4% increase in net sales was due primarily to increases in net sales to the mining and construction, energy and utility markets, partially offset by a decrease in net sales to the locomotive market.

    Gross profit for the first six months of fiscal 1997 increased by $6.2 million, or 58.0%, to $16.8 million, or 15.1% of net sales, compared to $10.6 million, or 13.6% of net sales, for the first six months of fiscal 1996. The increase in gross profit is primarily attributable to the increase in net sales. The increase in gross profit as a percentage of net sales is primarily attributable to the inclusion in the prior year period of: (i) the completion, at Canadian Steel Foundries, Ltd. ("Canadian Steel"), of several negative margin orders which were accepted prior to the acquisition of Canadian Steel by the Company; (ii) costs associated with the start-up of the Company's Amite facility in Louisiana and non-recurring costs associated with the transfer to that facility of production from a foundry purchased in May 1995; and (iii) above average training expenses associated with the start-up of new products. Partially offsetting these factors were lost production and expenses associated with the conversion from cupola to electric melting at The G&C Foundry Company ("G&C") and costs associated with the addition of iron casting capability at Empire. The increase in gross profit as a percentage of net sales is also attributable to higher maintenance costs in the first six months of fiscal 1996 associated with deferred maintenance expense on two newly acquired foundries and increased maintenance costs related to regularly scheduled July shut-downs at the Company's other facilities.

    For the first six months of fiscal 1997, selling, general and administrative expenses were $9.2 million, or 8.3% of net sales, compared to $7.1 million or 9.1% of net sales, for the first six months of fiscal 1996. The increase in selling, general and administrative expense was primarily attributable to expenses associated with the operations acquired by the Company in fiscal 1996 and fiscal 1997. The decrease in selling, general and administrative expense as a percentage of net sales was primarily due to the increase in net sales.

    Amortization of certain intangibles for the first six months of fiscal 1997 was $321,000, or 0.3% of net sales, as compared to $744,000, or 1.0% of net sales, for the first six months of fiscal 1996. The intangible assets consist of goodwill recorded in connection with the acquisitions of Prospect Foundry, Inc. ("Prospect Foundry"), Kramer International, Inc. ("Kramer"), Empire, G&C and Los Angeles Die Casting Inc. ("LA Die Casting"). During fiscal 1996, the intangible assets included the capitalized value of a non-compete agreement with Rockwell International, which became fully amortized in June 1996. Partially offsetting the expense relating to the amortization of these assets is the amortization of the excess of acquired net assets over cost (negative goodwill) recorded by the Company in connection with the acquisition of Canadian Steel.

    Other income in the first six months of fiscal 1996 was $10.3 million ($6.3 million, net of related income tax expense of $4.0 million), consisting primarily of partial payments by the Company's insurance carrier. The payments by the Company's insurance carrier resulted from the business interruption portion of the Company's insurance claim filed as a result of the July 1993 Missouri River flood.

    For the first six months of fiscal 1997, interest expense increased to $1.5 million, or 1.3% of net sales, from $1.3 million, or 1.6% of net sales, in the first six months of fiscal 1996. The increase in interest expense is primarily the result of an increase in the average amount of indebtedness outstanding. The increase in the average amount of outstanding indebtedness is primarily a result of the Company's acquisitions.

    Income tax expense of the first six months of fiscal 1997 has been provided at the combined federal and state statutory rate of approximately 41.0%. Income tax expense for the first six months of fiscal 1996 has been provided at the combined federal and state statutory rate of approximately 39.0%.

    As a result of the foregoing factors, net income for the first six months of fiscal 1997 was $3.3 million, compared to net income of $7.2 million for the first six months of fiscal 1996. Without flood insurance payments, net income was $3.3 million for the first six months of fiscal 1997 compared to $854,000 for the prior year period.

  FISCAL YEAR ENDED JUNE 30, 1996 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995

    Net sales for fiscal 1996 were $185.1 million, representing an increase of $43.5 million, or 30.7%, over net sales of $141.6 million in fiscal 1995. The operations acquired by the Company in fiscal 1995 and fiscal 1996 generated net sales of $16.5 million and $59.3 million, respectively, as follows:

                                                                                      FY 1995         FY 1996
OPERATION                                                           DATE ACQUIRED    NET SALES       NET SALES
------------------------------------------------------------------  -------------  -------------  ---------------
Canadian Steel....................................................      11/30/94   $ 7.2 million  $  18.3 million
Kramer............................................................      01/03/95     5.3 million     12.8 million
Empire............................................................      02/01/95     4.0 million     13.4 million
La Grange Foundry Inc.............................................      12/14/95        --           10.9 million
G&C...............................................................      03/11/96        --            3.9 million

    Excluding net sales attributable to the operations acquired in fiscal 1995 and fiscal 1996, net sales for fiscal 1996 were $125.8 million, representing an increase of $700,000, or 0.6%, over net sales of $125.1 million in fiscal 1995. This 0.6% increase in net sales was due primarily to increases in net sales to the mining and construction, energy and utility markets, offset by decreases in net sales to the locomotive, mass transit and trucking markets. In addition, the Company recorded, in the first quarter of fiscal 1995, a non-recurring sale of casting technology to Indian Railways of $746,000.

    Gross profit for fiscal 1996 increased by $2.3 million, or 9.0%, to $28.4 million, or 15.4% of net sales, compared to $26.1 million, or 18.4% of net sales for fiscal 1995. The increase in gross profit was primarily due to the increase in net sales. The decrease in gross profit as a percentage of net sales was attributable to: (i) the continuing start-up of the Company's Amite facility in Louisiana and non-recurring costs associated with the transfer to that facility of production from another foundry in May 1995; (ii) the completion, at Canadian Steel, of several negative margin orders which were accepted prior to the acquisition of Canadian Steel by the Company; (iii) a change in product mix toward products which have a lower gross profit as a percentage of net sales;
(iv) higher maintenance costs associated with deferred maintenance expense on two newly acquired foundries and increased maintenance costs related to regularly scheduled July shutdowns at the Company's other foundries; (v) above average training expenses associated with the start-up of new products; and (vi) a non-recurring sale in the first quarter of fiscal 1995 to Indian Railways of $746,000, which sale had a much higher gross profit as a percentage of net sales than the Company's average.

    Selling, general and administrative expenses for fiscal 1996 were $15.5 million, or 8.4% of net sales, as compared to $13.1 million, or 9.2% of net sales, in fiscal 1995. The increase in selling, general and administrative expenses was primarily attributable to expenses associated with the operations acquired by the Company in fiscal 1995 and fiscal 1996. The decrease in selling, general and administrative expense as a percentage of net sales was primarily attributable to decreased expenditures for outside professional services.

    Amortization of certain intangibles for fiscal 1996 was $1.5 million, or 0.8% of net sales, as compared to $1.4 million, or 1.0% of net sales, in fiscal 1995. The intangible assets consisted of the capitalized value of a non-compete agreement with Rockwell International, which became fully amortized in June 1996, and goodwill recorded in connection with the acquisitions of Prospect Foundry, Kramer, Empire and G&C. Partially offsetting the expense relating to the amortization of these assets is the amortization of the excess of acquired net assets over cost (negative goodwill) recorded by the Company in connection with the acquisition of Canadian Steel.

    Other income for fiscal 1996 was $27.0 million ($16.2 million, net of related income tax expense of $10.8 million), consisting primarily of insurance payments for business interruption and property damage. The Company's insurance claim was filed as a result of the July 1993 Missouri River flood.

    Interest expense for fiscal 1996 increased to $2.8 million, or 1.5% of net sales, from $2.3 million, or 1.6% of net sales, in fiscal 1995. The increase in interest expense is the result of an increase in the average amount of indebtedness outstanding. The increase in the average amount of outstanding indebtedness is primarily a result of the Company's acquisitions.

    Income tax expense for fiscal 1996 reflected the combined federal and state statutory rate of approximately 40%. Income tax expense for fiscal 1995 reflected the combined federal and state statutory rate of approximately 39%.

    As a result of the foregoing factors, net income increased by $11.8 million, from net income of $9.5 million in fiscal 1995 to net income of $21.3 million in fiscal 1996. Excluding other income, net income decreased from $5.6 million in fiscal 1995 to $5.1 million in fiscal 1996.

  FISCAL YEAR ENDED JUNE 30, 1995 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1994

    Net sales for fiscal 1995 were $141.6 million, representing an increase of $59.1 million, or 71.6%, over net sales of $82.5 million in fiscal 1994. The operations acquired by the Company in fiscal 1994 and fiscal 1995 generated net sales of $8.3 million and $59.7 million, respectively, as follows:

                                                                                      FY 1994         FY 1995
OPERATION                                                           DATE ACQUIRED    NET SALES       NET SALES
------------------------------------------------------------------  -------------  -------------  ---------------
Prospect Foundry..................................................      04/01/94   $ 7.0 million  $  28.8 million
Quaker Alloy, Inc.................................................      06/01/94     1.3 million     14.4 million
Canadian Steel....................................................      11/30/94        --            7.2 million
Kramer............................................................      01/03/95        --            5.3 million
Empire............................................................      02/01/95        --            4.0 million

    Excluding net sales attributable to the operations acquired in fiscal 1994 and fiscal 1995, net sales for fiscal 1995 were $81.9 million, representing an increase of $7.7 million, or 10.4%, over net sales of $74.2 million in fiscal 1994. This 10.4% increase in net sales was due primarily to increases in net sales to the locomotive, mass transit and mining and construction markets, partially offset by decreases in net sales to the military markets. In addition, the Company recorded, in the first quarter of fiscal 1995, a non-recurring sale of casting technology to Indian Railways of $746,000.

    Gross profit for fiscal 1995 increased by $9.9 million, or 61.1%, to $26.1 million, or 18.4% of net sales, compared to $16.2 million, or 19.7% of net sales. The increase in gross profit was primarily due to the increase in net sales. The decrease in gross profit as a percentage of net sales was attributable to: (i) a change in product mix toward product segments which have a lower gross profit as a percentage of net sales; (ii) expenses associated with the start-up of the Company's Amite subsidiary; and (iii) higher than normal training expenses associated with employees hired in response to the increased production volume levels. Partially offsetting these factors was a non-recurring sale in the first quarter of fiscal 1995 to Indian Railways of $746,000, which sale had a much higher gross profit as a percentage of net sales than the Company's average.

    Selling, general and administrative expenses for fiscal 1995 were $13.1 million, or 9.2% of net sales, as compared to $6.6 million, or 8.0% of net sales, in fiscal 1994. The increase in selling, general and administrative expenses was primarily attributable to expenses associated with the operations acquired by the Company since April 1, 1994. The increase in selling, general and administrative expense as a percentage of net sales was primarily attributable to: (i) increased overall expenditure levels at Amite in response to the start-up of the Amite facility; (ii) increased expenditures for outside professional services and (iii) increased compensation under the Company's incentive bonus plans. Selling, general and administrative expenses as a percentage of net sales also increased due to four weeks of the Company's first quarter of fiscal 1994 expenditures being covered by the Company's flood insurance policies.

    Amortization of certain intangibles for fiscal 1995 was $1.4 million, or 1.0% of net sales, as compared to $1.2 million, or 1.5% of net sales, in fiscal 1994. The intangible assets consist of the capitalized value of a non-compete agreement with Rockwell International recorded in connection with the acquisition of the Atchison/St. Joe Division and goodwill recorded in connection with the acquisitions of Prospect Foundry, Kramer and Empire. Partially offsetting the expense relating to the amortization of these assets is the amortization of the excess of acquired net assets over cost (negative goodwill) recorded by the Company in connection with the acquisition of Canadian Steel.

    Other income for fiscal 1995 was $6.4 million ($3.9 million, net of related income tax expenses of $2.5 million), consisting primarily of partial payments by the Company's insurance carrier against the business interruption portion of the Company's insurance claim filed as a result of the July 1993 Missouri River flood.

    Interest expense for fiscal 1995 increased to $2.3 million, or 1.6% of net sales, from $1.2 million, or 1.5% of net sales, in fiscal 1994. The increase in interest expense is the result of an increase in the average amount of indebtedness outstanding, partially offset by lower average interest rates on the Company's outstanding indebtedness. The increase in the average amount of outstanding indebtedness is primarily a result of the Company's acquisitions and the start-up of Amite.

    Income tax expense for fiscal 1995 has been provided at the combined federal and state statutory rate of approximately 40.0%. Income tax expense for fiscal 1994 was provided at approximately a 34.9% rate based upon the taxable income of the Company, the usage of net operating loss carryforwards and the elimination of the valuation allowance previously established by the Company.

    There were no extraordinary charges in fiscal 1995. In connection with the repayment of indebtedness with the proceeds of the Company's initial public offering of Common Stock, the Company recorded in fiscal 1994 an extraordinary charge to income in the amount of approximately $1.2 million (net of related income tax benefit of $787,000), relating to the early retirement of debt and the write-off of deferred financing charges.

    As a result of the foregoing factors, net income increased by $6.1 million, from net income of $3.4 million in fiscal 1994 to net income of $9.5 million in fiscal 1995. Excluding other income and extraordinary items, net income increased from $4.6 million in fiscal 1994 to $5.6 million in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has historically financed operations with internally generated funds, proceeds from the sale of senior notes and available borrowings under its bank credit facilities. Cash provided by operating activities for the first six months of fiscal 1997 was $9.8 million, a decrease of $1.0 million from the first six months of fiscal 1996. This decrease was primarily attributable to a decrease in net income partially offset by decreased working capital requirements primarily relating to reduced inventory balances. Cash provided by operating activities for fiscal 1996 was $36.6 million, an increase of $21.0 million from fiscal 1995. This increase was primarily attributable to increases in net income and net deferred income tax payable balances. The Company's results for fiscal 1996 included $27.3 million ($16.3 million, net of related income tax expense of $11.0 million) of insurance payments, as described above.

    Working capital was $37.3 million at December 31, 1996, as compared to $36.4 million at June 30, 1996. The increase primarily resulted from net additional working capital of $7.3 million associated with the Company's acquisitions, partially offset by the application of existing cash balances to outstanding long-term indebtedness balances. Working capital was $36.4 million at June 30, 1996, as compared to $27.7 million at June 30, 1995. The increase primarily resulted from net additional working capital of $1.2 million and $2.2 million associated with the newly acquired La Grange Foundry Inc. ("La Grange Foundry") and G&C operations, respectively, and an increase in cash balances resulting from insurance payments.

    The Company expects to incur approximately $15.5 million of capital expenditures during fiscal 1997 primarily related to productivity enhancing equipment, such as new mold lines, CNC pattern-cutting machines, machine tools, sand reclamation systems and computer hardware and software modeling systems. During the first six months of fiscal 1997, the Company made capital expenditures of $6.5 million, as compared to $6.1 million for the first six months of fiscal 1996. Included in the first six months of fiscal 1997 were capital expenditures of $1.9 million at G&C, primarily relating to the conversion from cupola to electric melting. The balance of capital expenditures was used for routine projects at each of the Company's facilities. During fiscal 1996, the Company made capital expenditures of $12.7 million, as compared to $12.8 million in fiscal 1995. In fiscal 1996, the Company made capital expenditures for routine projects at each of the Company's facilities. In fiscal 1995, the Company made capital expenditures of $8.1 million at the Amite foundry, which became operational in late October 1994. The balance of capital expenditures during fiscal 1995 was used primarily for routine projects at the Atchison, Kansas foundry, the St. Joseph, Missouri machine shop, Prospect Foundry and Quaker Alloy, Inc. ("Quaker Alloy").

    The Company's revolving credit facility provides for unsecured loans of up to $40 million and matures on July 29, 1998. Loans under this revolving credit facility will bear interest at fluctuating rates of either: (i) the bank's corporate base rate or (ii) LIBOR plus 1.50% subject, in the case of the LIBOR rate option, to a reduction of up to 0.50% (50 basis points) if certain financial ratios are met. At December 31, 1996, $10.5 million was available for borrowing under this facility. Loans under this revolving credit facility may be used for general corporate purposes, acquisitions and approved investments.

    The Company believes that its operating cash flow and amounts available for borrowing under its bank revolving credit facility will be adequate to fund its capital expenditure and working capital requirements for the next two years. However, the level of capital expenditure and working capital requirements may be greater than currently anticipated as a result of the size and timing of future acquisitions, or as a result of unforeseen expenditures relating to compliance with environmental laws. Acquisitions have been financed with borrowings under the Company's bank credit facilities and occasionally with common stock. During October 1996, the Company purchased all of the outstanding capital stock of LA Die Casting, Canada Alloy and Pennsylvania Steel Foundry & Machine Company ("Pennsylvania Steel") for $8.8 million, $4.4 million and $9.0 million, respectively, in each case with funds available under ACC's revolving credit facility. The Company has executed a letter of intent to purchase BCD. See "Prospectus Summary--Recent Developments."

    This section entitled "Liquidity and Capital Resources" contains forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements include statements pertaining to the adequacy of funding for capital expenditure and working capital requirements for the next two years. In addition to the factors discussed in "Risk Factors" above, among the factors that could cause actual results to differ materially from such forward-looking statements are the following: business conditions and the state of the general economy, particularly the capital goods industry, the strength of the dollar, the fluctuation of interest rates and the competitive environment in the castings industry.

INFLATION

    Management believes that the Company's operations have not been adversely affected by inflation or changing prices.

NEW ACCOUNTING STANDARDS

    For a discussion of new accounting standards, see Note 1 of the Company's Notes to Consolidated Financial Statements.

SUPPLEMENTAL QUARTERLY INFORMATION

    The Company's business is characterized by large unit and dollar volume customer orders. As a result, the Company has experienced and may continue to experience fluctuations in its net sales and net income from quarter to quarter. Generally, the first fiscal quarter is seasonally weaker than the other quarters as a result of plant shutdowns for maintenance at most of the Company's foundries as well as at many customers' plants. In addition, the Company's operating results may be adversely affected in fiscal quarters immediately following the consummation of an acquisition while the operations of the acquired business are integrated into the operations of the Company.

    The following table presents selected unaudited supplemental quarterly results for fiscal 1995, fiscal 1996 and the first six months of fiscal 1997.

                                                                                                                  FISCAL
                                                                                                                   1997
                                        FISCAL 1995                                 FISCAL 1996                  QUARTERS
                                       QUARTERS ENDED                              QUARTERS ENDED                  ENDED
                         ------------------------------------------  ------------------------------------------  ---------
                           SEPT.      DEC.       MAR.       JUN.       SEPT.      DEC.       MAR.       JUN.       SEPT.
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                    (UNAUDITED)                  (UNAUDITED)
                                        (UNAUDITED)(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales..............  $  29,345  $  32,424  $  41,433  $  38,377  $  36,987  $  40,683  $  52,330  $  55,081  $  48,998
Gross Profit...........      5,092      5,448      7,610      7,971      5,755      4,846      7,852     10,016      6,641
Other Income
  (Expense)(1).........      2,382      3,113       (220)     1,095      9,768        513          1     16,675         --
Operating Income.......      4,341      5,311      3,551      4,838     11,811      1,264      3,618     21,766      2,238
Net Income.............  $   2,314  $   2,870  $   1,648  $   2,632  $   6,845  $     332  $   1,463  $  12,686  $     941
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Income Per Share...  $    0.42  $    0.52  $    0.30  $    0.48  $    1.24  $    0.06  $    0.27  $    2.29  $    0.17
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Income Per Share
  Excluding Other
  Income(1)............  $    0.16  $    0.18  $    0.32  $    0.36  $    0.15  $    0.00  $    0.27  $    0.50  $    0.17
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


                           DEC.
                         ---------

Net Sales..............  $  61,622
Gross Profit...........     10,111
Other Income
  (Expense)(1).........         --
Operating Income.......      4,963
Net Income.............  $   2,371
                         ---------
                         ---------
Net Income Per Share...  $    0.43
                         ---------
                         ---------
Net Income Per Share
  Excluding Other
  Income(1)............  $    0.43
                         ---------
                         ---------

------------

(1) Other Income (Expense) consists primarily of gains recorded by the Company from settlement of the business interruption and casualty and property damage resulting from the July 1993 Missouri River flood. The Company's fiscal 1995 quarters ended September, December, March and June include gains from the these recoveries of $2.4, $3.1, $0.0 and $1.1 million, respectively. The Company's fiscal 1996 quarters ended September, December, March and June include gains from these recoveries of $9.9, $0.7, $0.0 and $16.7 million, respectively.

                                    BUSINESS

GENERAL

    ACC manufactures highly engineered metal castings that are utilized in a wide variety of products, such as tractor-crawlers, excavators, wheel-loaders, gas, steam and hydroelectric turbines, pumps, valves, locomotives, subway cars, automobiles, army tanks, navy ships, computer peripherals and consumer goods. Having completed thirteen acquisitions since its inception in 1991, the Company has established itself as a leading consolidator in the casting industry. As a result of these acquisitions, the Company has the ability to produce castings from a wide selection of materials, including carbon, low-alloy and stainless steel, gray and ductile iron, aluminum and zinc, as well as the ability to manufacture parts in a variety of sizes, ranging from small die cast components for the computer industry that weigh a few ounces to large hydroelectric turbine housings that weigh over sixty tons. Moreover, ACC has extensive tooling and machining operations. The Company believes that its broad range of capabilities, which addresses the needs of many different markets, provides a distinct competitive advantage in the casting industry.

    The Company was founded to pursue a strategy of growth and diversification through acquisitions in the highly fragmented foundry industry. Following the initial acquisition of the steel casting operations of Rockwell International in 1991, the Company has continued to acquire foundries in the U.S. and Canada. As a result of these acquisitions, as well as internal growth, ACC's net sales have increased from approximately $54.7 million in its first fiscal year ended June 30, 1992 to $185.1 million for the fiscal year ended June 30, 1996, resulting in a compound annual growth rate of 36%.

    Since 1991, the number of customers served by the Company has increased from 12 to more than 400, including companies such as Caterpillar, Gardner Denver, General Motors, General Electric, Westinghouse, General Dynamics, Ingersoll-Dresser, John Deere and Rockwell International. The Company has received supplier excellence awards for quality from, or has been certified by, substantially all of its principal customers. In addition to its presence in the domestic market, a substantial amount of ACC's castings enter the international marketplace as components in its customers' exported products.

    The Company's favorable industry position is attributable to several factors, including: (i) its use of new and advanced casting technologies; (ii) its ability to cast substantially all types of iron and steel, as well as aluminum and zinc; (iii) the Company's emphasis on customer service and marketing; (iv) the limited number of foundries capable of producing steel castings of the size and complexity produced by the Company; and (v) the Company's position as a long-term supplier to many of its major customers.

INDUSTRY TRENDS

    The American Foundryman's Society estimates that the U.S. casting industry had shipments of approximately $22.6 billion in 1996, of which steel castings accounted for approximately $3.3 billion, iron castings for approximately $10.3 billion and non-ferrous castings for approximately $9.0 billion. Approximately
14.5 and 14.0 million tons of castings were shipped in 1995 and 1996, respectively. Recent estimates forecast approximately 3% growth in shipments in each of 1997 and 1998. The Company has been able to grow at a rate substantially in excess of the overall industry principally as a result of its position to benefit from key trends affecting the casting industry, including the following:

  INDUSTRY CONSOLIDATION.

    Although still highly fragmented, the foundry industry has consolidated from approximately 465 steel foundries and 1,400 iron foundries in 1982 to approximately 290 and 700 foundries, respectively, in 1995. As the industry has consolidated, capacity utilization has increased from approximately 45% in 1982 to more than 79% in 1996. This consolidation trend has been accompanied by increased outsourcing of casting production and OEM supplier rationalization.

    OUTSOURCING. Many OEMs are outsourcing the manufacture of cast components to independent foundries in an effort to reduce their capital and labor requirements and to focus on their core businesses. Management believes that captive foundries are often underutilized, inefficiently operated and lack the latest technology. Several of ACC's OEM customers, such as Caterpillar, General Motors, General Electric, Rockwell International, Ingersoll-Dresser and Gardner Denver, have closed or sold one or more of their captive foundries during the past ten years and have outsourced the castings which they once made to independent suppliers such as the Company. As described above, the closure of these facilities has contributed to increased capacity utilization at the remaining foundries.

    OEM SUPPLIER RATIONALIZATION. OEMs are rationalizing their supplier base to fewer foundries that are capable of meeting increasingly complex requirements. For example, OEMs are asking foundries to play a larger role in the design, engineering and development of castings. In addition, some customers have demanded that suppliers implement new technologies, adopt quality (ISO 9000 and QS 9000) standards and make continuous productivity improvements. As a result, many small, privately-owned businesses have chosen to sell their foundries because they are unwilling or unable to make investments necessary to remain competitive. Moreover, the EPA and OSHA require compliance with increasingly stringent environmental and governmental regulations.

  NEW CASTING TECHNOLOGY

    Recent advances in casting technology and pattern-making have created new opportunities for reducing costs while increasing efficiency and product quality. The combination of powerful, low cost computer workstations with finite element modeling software for stress analysis and metal solidification simulation is helping foundries and customers to design castings that are lighter, stronger and more easily manufactured at a competitive cost.

    The Company believes new casting technologies have led to growth in casting applications by replacing forgings and fabrications. In the past, despite lighter, stronger and more stress and corrosion resistant features of castings, fabricated (welded) components have been used in order to reduce tooling costs and product development lead-time. New casting technology has helped to reduce costs and shorten lead-times and has therefore increased the relative attractiveness of cast components. For example, these improvements allowed an ACC customer to replace a fabricated steel boom that is used in a typical mining vehicle with one that is cast. The cast steel boom weighs 20% less than the fabricated component that it replaced, allowing an increase in payload, as well as product life. Another customer replaced the combination cast/fabricated body of a rock crusher with a one-piece casting, reducing labor for machining, cutting and welding as a result. An example of an application in which castings have replaced forged products is the blow-out preventer that is used to control a well "blow-out" during drilling. These products are required to comply with stringent safety standards because blow-out preventers must be able to contain pressures of 15,000 pounds per-square-inch. Due to lower costs and equally stringent safety features made possible by new casting technologies, castings have substantially replaced forgings for blow-out preventer bodies.

COMPANY STRATEGY

    ACC is pursuing growth and diversification through a two-pronged approach of: (i) making strategic acquisitions within the widely fragmented and consolidating foundry industry; and (ii) integrating the acquired foundries by applying ACC's management, operational and technical expertise.

  STRATEGIC ACQUISITIONS

    ACQUIRE LEADERS AND BUILD CRITICAL MASS. The Company seeks to acquire foundries that are considered leaders in their respective sectors. After acquiring a leader in a new market, ACC strives to make subsequent acquisitions that further penetrate that market and take advantage of the leader's technical expertise. The Atchison/St. Joe Division is a leader in the field of large, complex steel castings. This acquisition in 1991 provided credibility for ACC's presence in the industry and established a base for add-on acquisitions. Following the Atchison/St. Joe Division acquisition, the Company added capacity and strengthened its base through the add-on acquisitions of Amite in 1993 and Canadian Steel in 1994. As an additional example, Prospect Foundry was acquired in 1994 due to its leading position in gray and ductile iron casting production. The subsequent acquisition of La Grange Foundry in 1995 further enhanced ACC's position in this market.

    BROADEN PRODUCT OFFERINGS AND CAPABILITIES. The Company also seeks to acquire foundries that add a unique technology or customer base that can be leveraged throughout ACC's network of foundries. For example, prior to the acquisition of Prospect Foundry in 1994, which expanded ACC's capabilities to include gray and ductile iron, the Company only produced carbon and low alloy steel castings. The acquisition of Quaker Alloy expanded ACC's stainless and high alloy steel capabilities to include a wider range of casting sizes. The Company also recently acquired LA Die Casting, a leading die caster of aluminum and zinc components for the computer and recreation markets, which provides ACC with an entry into the aluminum and zinc markets.

    DIVERSIFY END MARKETS. The Company attempts to lessen the cyclical exposure at individual foundries by creating a diversified network of foundries that serve a variety of end markets. Kramer, a supplier of pump impellers, was acquired in 1995, expanding ACC's sales to the energy sector. ACC's presence in the energy market somewhat offsets its exposure to the railroad and mining and construction markets, as energy cycles do not necessarily coincide with railroad investment or mining and construction cycles. The acquisition of Prospect Foundry diversified the end markets served by the Company by providing access to both the agricultural equipment and trucking industries. Two of Prospect's largest customers are John Deere, a manufacturer of farming equipment, and Horton Industries, a producer of fan clutches and suspension components for the trucking market. ACC recently acquired Jahn Foundry, providing ACC with its first entry into the automotive market.

    In its pursuit of new markets, the Company conducts market studies, evaluates the casting skills of its various foundries, selects the foundries most capable of efficiently producing targeted new products and invites potential customers to visit the designated foundries with the goal of being certified and placed on the customers' approved bidder's lists. The Company has successfully entered several new markets through this practice. For example, ACC entered the turbine casting market in 1991 after conducting a worldwide market study, hosting quality certification visits, quoting prices on new projects and providing customers with prototype castings.

    As part of its acquisition strategy, the Company has also purchased non-controlling interests in other foundries, with the option to acquire control following the initial acquisition. These foundries represent potential opportunities for the Company to add capacity and increase market share.

    The following table presents the Company's thirteen acquisitions and their primary strategic purpose.

                                DATE
     MANUFACTURING UNIT       ACQUIRED                              STRATEGIC PURPOSE
----------------------------  ---------  ------------------------------------------------------------------------
Atchison/St. Joe Division      06/14/91  Leader in carbon and low alloy, large, complex steel castings. Initial platform for Company strategy.

Amite                          02/19/93  Increase capacity to take on new projects with customers. Add-on to
                                           Atchison/St. Joe.

Prospect Foundry               04/01/94  Leader in gray and ductile iron castings.

Quaker Alloy                   06/01/94  Develop position in stainless and high alloy steel castings.

Canadian Steel                 11/30/94  Access to hydroelectric and steel mill markets. Develop position in large castings.

Kramer                         01/03/95  Leader in castings for pump industry.

Empire                         02/01/95  Build position in pump and valve markets. Add-on to Quaker Alloy.

La Grange Foundry              12/14/95  Build position in gray and ductile iron casting markets.

G&C                            03/11/96  Highly regarded in fluid power market. Build position in gray and ductile iron casting markets.

LA Die Casting                 10/01/96  Leader in aluminum and zinc die casting.

Canada Alloy                   10/26/96  Build position in existing markets. Smaller castings than Canadian
                                           Steel, but similar markets and materials.

Pennsylvania Steel             10/31/96  Well regarded in turbine industry. Build position in power generation, pump and valve markets. Add-on to Quaker Alloy and Empire.

Jahn Foundry                   02/14/97  Develop position in market for automotive castings. Add-on iron foundry.

  INTEGRATION OF ACQUIRED FOUNDRIES

    STRENGTHEN MARKETING FUNCTIONS. The Company places great emphasis on maximizing new business opportunities by strengthening marketing functions and cross-selling across its network of foundries. Many foundries, particularly those that operate as captive foundries or only rely on a small number of customers, do not have strong marketing capabilities. ACC views this industry-wide marketing weakness as an opportunity to establish a competitive advantage. In recognizing this opportunity, the Company has strengthened the marketing capabilities of its individual foundries and introduced cross-selling between foundries.

    One way in which ACC builds the marketing efforts of its foundries is to increase the number of sales personnel at both existing and acquired foundries. In addition to sales people added through acquisitions, the Company has incrementally increased the sales force by 40%. Another element of the Company's marketing effort is to jointly develop castings with its customers. Joint development projects using new technology, and the resulting increased service and flexibility provided to customers, is an important marketing tool and has been instrumental in receiving several new orders. For example, a joint development project between Caterpillar and ACC led to the production of the boom tip casting for one of Caterpillar's new hydraulic excavators.

    An increasingly important aspect of the Company's marketing strategy has been to develop its ability to cross-sell among its foundries. In acquiring new foundries and expanding into new markets, the Company has gained a significant advantage over smaller competitors since its sales force is able to direct its customers to foundries with different capabilities. This benefits ACC in that it enables foundries to use the Atchison name and relationships to gain new customers as well as helping customers to reduce their supplier base by providing "one-stop" shopping. The Company facilitates cross-selling by reinforcing the sales force's knowledge of Company-wide capabilities through visits to individual facilities. For example, a sales person from the Atchison foundry, which makes steel castings, recently referred a customer that needed a mid-size iron casting for a motor housing to La Grange Foundry, which had the necessary capabilities, subsequently resulting in a large order. Management believes that as ACC continues to grow through acquisitions, its marketing competitive advantage through cross-selling will also continue to grow.

    INTRODUCE ADVANCED TECHNOLOGY. As part of its acquisition strategy, the Company is systematically introducing advanced new technologies into each of its acquired foundries to enhance their competitive position. For example, the Company's capabilities in finite element analysis and three dimensional solid modeling are having a beneficial impact on casting production by helping customers to design lighter and stronger castings, shortening design cycles, lowering casting costs and in some cases creating new applications. These new technologies have enhanced the Company's ability to assist customers in the component design and engineering stages. New techniques involve computerized solid models that are used to simulate the casting process, to make patterns and auxiliary tooling and to machine the finished castings. The Company intends to implement this new technology in all of its foundries and, to date, seven of ACC's foundries have implemented or are in the process of implementing this technology.

    Investments by the Company in technology improvements include: (i) Argon-Oxygen-Decarburization ("AOD") refining, which is used to make high-quality stainless steel; (ii) computer-controlled sand binder pumps to improve mold quality and reduce cost; (iii) new solidification software and hardware for better casting design and process improvement; (iv) Computer Numerical Control ("CNC") machine tools, computer-assisted, laser measurement devices and new cutting head designs for machine tools to improve productivity and quality in the machining of castings; and (v) equipment for measuring the nitrogen content of steel, which helps in casting quality improvement. ACC is one of the few foundry companies that uses its own scanning electron microscope to analyze inclusions in cast metal. The Company also participates in technical projects led by the Steel Founder's Society of America and the American Foundryman's Society, which are exploring ways to melt and cast cleaner iron and steel, as well as U.S. government/industry specific projects to shorten and improve the casting design cycle.

    INCREASE CAPACITY UTILIZATION. A principal objective of the Company in integrating and operating its foundries is to increase capacity utilization at both its existing and newly acquired facilities. Many of the Company's foundries at the time of their acquisition have been operating with underutilized capacity. The Company seeks to improve capacity utilization by introducing more effective marketing programs and applying advanced technologies as described above.

    ACHIEVE PURCHASING ECONOMIES. Once an acquisition has been completed, ACC integrates the newly acquired foundry into its purchasing programs. ACC has realized meaningful cost savings by achieving purchasing efficiencies with acquired foundries. By jointly coordinating the purchase of raw materials, negotiation of insurance premiums and procurement of freight services, ACC's individual foundries have, in some cases, realized savings of 10% to 30% of these costs.

    LEVERAGE MANAGEMENT EXPERTISE. The Company believes that improvements can often be made in the way acquired foundries are managed, including the implementation of new technologies, advanced employee training programs, standardized budgeting processes and profit sharing programs and providing access to capital. To this effect, ACC often enhances management teams to add technical, marketing or production experience. For example, ACC was able to significantly improve the profitability of Canadian Steel by adding new management, entering new markets, installing finite element solidification modeling and providing capital. As another example, under ACC ownership, La Grange Foundry was able to negotiate a new labor agreement, create profit sharing for all employees, broaden its customer base and install solidification modeling.

MARKETS AND PRODUCTS

    MINING AND CONSTRUCTION. ACC's castings are used in tractor-crawlers, mining trucks, excavators, drag lines, wheel-loaders, rock crushers, diesel engines, slurry pumps, coal mining machines and ore-processing equipment. Mining and construction equipment customers include Caterpillar, Nordberg, Rockwell International, Gardner Denver, John Deere and Komatsu, among others.

    All of the Company's major customers sell their end products to worldwide markets, which allows ACC to participate indirectly in the growth in construction in Asia, and in large mining projects in Indonesia, Africa and South America. This helps reduce the Company's dependence on the domestic capital goods spending cycle.

    UTILITIES. Many of ACC's castings are used in products for the utility industry, such as pumps, valves and gas compressors. ACC also makes steam, gas and hydroelectric turbine castings, nuclear plant components, sewage treatment parts and other castings for the utility industry. In addition, the Company manufactures replacement products that are used when customers perform refurbishments. Customers include Westinghouse, General Electric, Siemens, Kvaerner, Goulds Pumps, and Neles-Jamesbury.

    ENERGY. The Company's products for energy market include pumps, valves and compressors for transmission and refining of petrochemicals, blow-out preventers and mud pumps for drilling and workover of wells, lifting hooks and shackles for offshore installation of equipment, winch components for rig positioning, sub-sea components and other oil field castings. Shaffer, Cooper Energy, Hydril, Solar, Nordstrom, Ingersoll-Dresser Pumps and Amclyde are among the Company's many energy-related customers.

    RAILROAD. The Company supplies cast steel undercarriages for locomotives, among other parts, for this market. GM is the largest customer, and has purchased locomotive castings from the Atchison/St. Joe division for over 50 years.

    MILITARY. Weapons and equipment for the Army, Navy, and Coast Guard employ many different types of castings. The Company makes components for ships, battle tanks, howitzers and other heavy weapons. The military casting market has declined sharply, but ACC has been able to replace this volume by targeting new products such as turbines, compressors, pumps and valves. Customers in this market include General Dynamics, Litton, Bath Iron Works, McDonnell Douglas, the U.S. Army and Avondale Shipyards.

    MASS TRANSIT. ACC began making undercarriages for passenger rail cars in 1992 and is now one of the main casting suppliers to the mass transit market. The Company's castings are used on the BART system in San Francisco, METRA in Chicago, NCTD in San Diego, MARTA in Atlanta, and in Miami and Vancouver. ACC's La Grange Foundry recently began casting iron housings for traction motors to be used in the refurbishment of subway cars for New York City, which is the largest user of subway cars in North America.

    FARM EQUIPMENT. ACC makes a variety of castings for farm tractors, baling equipment, harvesters, sugar cane processors and other agricultural equipment for customers such as John Deere, Caterpillar and New Holland.

    AUTOMOTIVE. The automotive industry uses both iron and aluminum castings, as well as aluminum die castings. ACC recently entered this market through the purchase of Jahn Foundry in Springfield,

Massachusetts. Jahn Foundry produces cast iron cylinder liners used by General Motors in cast aluminum engine blocks for Saturn automobiles.

    TRUCKING. The Company manufactures components used primarily on truck engines and suspension systems, such as fan clutch components, manifolds, roll pins and gears. Many of ACC's castings are used in aftermarket products to achieve better fuel economy or to enhance ride characteristics. Customers include Horton Industries, Detroit Diesel and others.

    OTHER. Other markets include process equipment such as paper making machinery, rubber mixers, plastic extruders, dough mixers, steel mill rolls, machine tools and a variety of general industrial applications. With the acquisition of LA Die Casting, the Company entered several new markets, including the consumer market. LA Die Casting supplies components used to make recreational vehicles, computer peripherals, direct satellite receivers, pool tables and golf equipment. Customers include California Amplifier, RC Design, Care Free of Colorado, Callaway and Printronix.

SALES AND MARKETING

    New foundry technologies and the new applications resulting therefrom require a more focused and knowledgeable sales force. The Company pursues an integrated sales and marketing approach that includes senior management, engineering and technical professionals, production managers and others, all of whom work closely with customers to better understand their specific requirements and improve casting designs and manufacturing processes. The Company supplements its direct sales effort with participation in trade shows, marketing videos, brochures, technical papers and customer seminars on new casting designs.

    The Company's engineering and technical professionals are actively involved in marketing and customer service, often working with customers to improve existing products and develop new casting products and applications. They typically remain involved throughout the product development process, working directly with the customer to design casting patterns, build the tooling needed to manufacture the castings and sample the castings to ensure they meet customers' specifications. The Company believes that the technical assistance in product development, design, manufacturing and testing that it provides to its customers gives it an advantage over its competition.

    Customers tend to develop long-term relationships with foundries that can provide high quality, machined castings delivered on a just-in-time basis that do not require on-site inspection. Frequently, the Company is the only current source for the castings that it produces. Maintaining duplicate tooling in multiple locations is costly, so customers prefer to rely on one supplier for each part number. Moving the tooling to another foundry is possible, however, such a move entails considerable time and expense on the customer's part. In addition, ACC is forming product development partnerships with a number of customers to develop new applications for castings.

BACKLOG

    The Company's backlog is based upon customer purchase orders that the Company believes are firm and does not include purchase orders anticipated but not yet placed. At February 28, 1997, the Company has approximately $83.5 million of backlog, compared to backlog of approximately $71.9 million at February 28, 1996. The backlog is scheduled for delivery in fiscal 1997 except for approximately $20.1 million, of which $19.3 million is scheduled for delivery in fiscal 1998. The level of backlog at any particular time is not necessarily indicative of the future operating performance of the Company. The Company historically has not experienced cancellation of any significant portion of customer orders.

MANUFACTURING

    CASTINGS. Casting is one of several methods, along with forging and fabricating, which shape metal into desired forms. Castings are made by pouring or introducing molten metal into a mold and allowing the metal to cool until it solidifies, creating a monolithic component. Some castings, such as die castings, are made with a permanent metal mold which can be used repeatedly. Others, such as sand castings, are made in a sand mold which is used only once. Forgings are made by shaping solid metal with pressure, usually in a die or with hammers. Fabrications are made by welding together separate pieces of metal. Castings can offer significant advantages over forgings and fabrications. A well-designed casting can be lighter, stronger and more stress and corrosion resistant than a fabricated part. Although castings and forgings are similar in several respects, castings are generally less expensive than forgings.

    CASTING PROCESS. The steel casting manufacturing process involves melting steel scrap in electric arc or induction furnaces, adding alloys, pouring the molten metal into molds made primarily of sand and removing the solidified casting for cleaning, heat treating and quenching prior to machining the casting to final specifications. The manufacture of a steel casting begins with the molding process. Initially, a pattern constructed of wood, aluminum or plastic is created to duplicate the shape of the desired casting. The pattern, which has similar exterior dimensions to the final casting, is positioned in a flask and foundry sand is packed tightly around it. After the sand mold hardens, the pattern is removed. When the sand mold is closed, a cavity remains within it shaped to the contours of the removed pattern. Before the mold is closed, sand cores are inserted into the cavity to create internal passages within the casting. For example, a core would be used to create the hollow interior of a valve casing. With the cores in place, the mold is closed for pouring.

    Steel scrap and alloys are melted in an electric arc furnace at approximately 2,900 degrees Fahrenheit, and the molten metal is poured from a ladle into molds. After pouring and cooling, the flask undergoes a "shake-out" procedure in which the casting is removed from the flask and vibrated to remove sand. The casting is then moved to a blasting chamber for removal of any remaining foundry sand and scale. Next, the casting is sent to the cleaning room, where an extensive process removes all excess metal. Cleaned castings are put through a heat treating process, which improves properties such as hardness and tensile strength through controlled increases and decreases in temperature. A quench tank to reduce temperatures rapidly is also available for use in heat treatment. The castings are shot blasted again and checked for dimensional accuracy. Each casting undergoes a multi-stage quality control procedure before being transported to one of the Company's or the customer's machine shops for any required machining.

    Iron castings are processed similarly in many respects to steel castings. Melting and pouring temperatures for molten iron are approximately 2,400 degrees Fahrenheit, and less cleaning and finishing is required for iron castings than is typically required for steel castings. Iron and steel scrap may both be used in making cast iron.

    Die casting, as contrasted to sand casting, uses a permanent metal mold that is reused. Melting and pouring temperatures for aluminum are less than half that used for steel, and die castings normally require less cleaning than iron or steel castings.

    MATERIALS. Steel is more difficult to cast than iron, copper or aluminum because it melts at higher temperatures, undergoes greater shrinkage as it solidifies, causing the casting to crack or tear if the mold is not properly designed, and is highly reactive with oxygen, causing chemical impurities to form as it is poured through air into the mold. Despite these challenges, cast steel has become a vital material due to its superior strength compared to other ferrous metals. In addition, most of the beneficial properties of steel match or exceed those of competing ferrous metals. The Company's first foundry, which today forms the Atchison/St. Joe Division, produced carbon and low alloy steel castings when it was acquired from Rockwell International in 1991. ACC added an AOD vessel for making stainless steel in order to better supply the pump and valve markets, which sometimes require stainless steel castings to be made from the same patterns used for carbon steel castings. Also in 1994, ACC purchased Quaker Alloy, which specialized in casting high alloy and stainless steels for valves, pumps and other equipment. Canadian Steel and Canada Alloy also make high alloy and stainless castings, further reinforcing ACC's market position and skill base concerning the casting of stainless and specialty, high alloy steels.

    In applications that do not require the strength, ductility and/or weldability of steel, iron castings are generally preferred due to their lower cost, shorter lead-times and somewhat simpler manufacturing processes. Ductile iron is especially popular because it exhibits a good combination of the qualities of both iron and steel. Ductile iron is stronger and more flexible than traditional cast iron--known as gray iron-- but is easier and less expensive to cast than steel. In 1994 ACC began making gray and ductile iron castings when it acquired Prospect Foundry. Ductile iron is a popular new material, whose utilization is increasing faster than either traditional gray cast iron or cast steel. ACC's position in ductile iron increased through the subsequent purchases of La Grange Foundry and G&C.

    Aluminum castings (including die castings) generally offer lighter weight than iron or steel, and are usually easier to cast because aluminum melts at a lower temperature. These advantages, coupled with low prices for aluminum during the last decade, have led to a substantial increase in the use of aluminum castings, especially in motor vehicles. Aluminum's relative softness, lower tensile strength and poor weldability limit its use in many applications where iron and steel castings are currently employed. In 1996, ACC entered the non-ferrous market with the purchase of LA Die Casting, which die casts aluminum and zinc.

    The ability to provide cast components in a broad range of materials allows ACC to present itself as a "one-stop shop" for some customers and simplifies purchasing for others. Since customers in general have a goal of reducing their total number of suppliers, a broader range of materials and casting skills gives ACC an advantage over many other foundry operations.

    MACHINING. The Company machines many of its steel castings, typically to tolerances within 30 thousandths of an inch. Some castings are machined to tolerances of five thousandths of an inch. Machining includes drilling, threading or cutting operations. The Company's St. Joe and Amite machine shops have a wide variety of machine tools, including ten CNC machine tools. The Company also machines some of its castings at Canadian Steel, Quaker Alloy, Empire and Kramer. The ability to machine castings provides a higher value-added product to the customer and improved quality. Casting imperfections, which are typically located near the surface of the casting, are usually discovered during machining and corrected before the casting is shipped to the customer.

    NON-DESTRUCTIVE TESTING. Customers typically specify the physical properties, such as hardness and strength, which their castings are to possess. The Company determines how best to meet those specifications. Constant testing and monitoring of the manufacturing process are necessary to maintain high quality and to ensure the consistency of the castings. Electronic testing and monitoring equipment for tensile, impact, radiography, ultrasonic, magnetic particle, dye penetrant and spectrographic testing are used extensively to analyze molten metal and test castings.

    ENGINEERING AND DESIGN. The Company's process engineering department assists the customer in designing the product and works with manufacturing departments to determine the most cost effective way to produce the casting. Among other computer-aided design techniques, the Company uses three-dimensional solid modeling and solidification software. This equipment reduces the time required to produce sample castings for customers by several weeks and improves the casting design.

    CAPACITY UTILIZATION. The following table shows the type and the approximate amount of available capacity, in tons, for each foundry and die caster. The actual number of tons that a foundry can produce annually is dependent on product mix. Complicated castings, such as those used for military applications or in steam turbines, require more time, effort and use of facilities, than do simpler castings such as those for mining and construction markets. Also, high alloy and stainless steel castings generally require more processing time and use of facilities than do carbon and low alloy steel castings.

                                                                                         TONS SHIPPED
                                                                      ESTIMATED* ANNUAL    12 MONTHS      ESTIMATED*
                                                                       CAPACITY IN NET       ENDED         CAPACITY
MANUFACTURING UNIT    METALS CAST          MAJOR APPLICATIONS               TONS         FEB. 28, 1997    UTILIZATION
------------------  ---------------  -------------------------------  -----------------  -------------  ---------------
 Atchison/St. Joe   Carbon, low      Mining and construction, rail,          29,000           25,628              88%
         Division   alloy and        military, valve, turbine and
                    stainless steel  compressor

            Amite   Carbon and low   Marine, mining and construction         14,000            5,086              36%
                    alloy steel

 Prospect Foundry   Gray and         Construction, agricultural,             12,500            9,862              79%
                    ductile iron     trucking, hydraulic, power
                                     transmission and machine tool

     Quaker Alloy   Carbon, low      Pump and valve                           6,000            2,393              40%
                    alloy and
                    stainless steel

   Canadian Steel   Carbon, low      Hydroelectric and steel mill             6,000            3,013              50%
                    alloy and
                    stainless steel

           Kramer   Carbon, low      Pump impellers and casings               1,000            1,101             110%
                    alloy and
                    stainless
                    steel, gray and
                    ductile iron

           Empire   Carbon and low   Pump and valve                           4,800            2,052              43%
                    alloy steel and
                    gray, ductile
                    and nickel
                    resistant iron

 La Grange Foundry  Gray, ductile    Mining and construction and             14,800           11,022              74%
                    and compacted    transportation
                    graphite iron

              G&C   Gray and         Fluid power (hydraulic control          10,500            7,217              69%
                    ductile iron     valves)

   LA Die Casting   Aluminum and     Communications, recreation and           2,400            1,673              70%
                    zinc             computer

     Canada Alloy   Carbon, low      Power generation, pulp and               2,500            1,997              80%
                    alloy and        paper machinery, pump and valve
                    stainless steel

     Pennsylvania   Carbon and       Power generation, pump and               3,700            3,195              86%
            Steel   stainless steel  valve

     Jahn Foundry   Gray iron        Automotive, air conditioning            11,000            7,214              66%
                                     and agricultural
                                                                            -------           ------             ---

           Totals                                                           118,200           81,453              69%
                                                                            -------           ------             ---
                                                                            -------           ------             ---

---------------

* Estimated annual capacity is based upon management's estimate of the applicable manufacturing unit's theoretical capacity assuming a certain product mix and assuming such unit operated five days a week, three shifts per day and assuming normal shutdown periods for maintenance. Actual capacities will vary, and such variances may be material, based upon a number of factors, including product mix and maintenance requirements.

COMPETITION

    The Company competes with a number of foundries in one or more product lines, although none of the Company's competitors compete with it across all product lines. The principal competitive factors in the castings market are quality, delivery and price; however, breadth of capabilities and customer service have become increasingly important. The Company believes that it is able to compete successfully in its markets by: (i) offering high quality, machined castings; (ii) working with customers to develop and design new castings; (iii) providing reliable delivery and short lead-times; (iv) containing its manufacturing costs, thereby pricing competitively; and (v) offering a broad range of cast materials.

    The Company believes that the market for iron and steel castings is attractive because of a relatively favorable competitive environment, high barriers to entry and the opportunity to form strong relationships with customers. New domestic competitors are unlikely to enter the foundry industry because of the high cost of new foundry construction, the need to secure environmental approvals at a new foundry location, the technical expertise required and the difficulty of convincing customers to switch to a new, unproven supplier.

    ACC, and the foundry industry in general, competes with manufacturers of forgings and fabrications in some application areas. The Company believes that the relative advantages of castings compared to forgings and fabrications, particularly in light of new casting design technology, which reduces cost and lead-time while improving casting quality, will lead to increased replacement of forgings and fabrications by iron and steel castings.

RAW MATERIALS

    The principal raw materials used by the Company include scrap iron and steel, aluminum, zinc, molding sand, chemical binders and alloys, such as manganese, nickel and chrome. The raw materials utilized by the Company are available in adequate quantities from a variety of domestic sources. From time to time the Company has experienced fluctuations in the price of scrap steel, which accounts for 4% of net sales, and alloys, which account for less than 2% of net sales. The Company has generally been able to pass on the increased costs of raw materials and has escalation clauses for scrap with certain of its customers. As part of its commitment to quality, the Company issues rigid specifications for its raw materials and performs extensive inspections of incoming raw materials.

QUALITY ASSURANCE

    The Company has adopted sophisticated quality assurance techniques and policies which govern every aspect of its operations to ensure high quality. During and after the casting process, the Company performs many tests, including tensile, impact, radiography, ultrasonic, magnetic particle, dye penetrant and spectrographic tests. The Company has long utilized statistical process control to measure and control dimensions and other process variables. Analytical techniques such as Design of Experiments and the Taguchi Method are employed for trouble-shooting and process optimization.

    As a reflection of its commitment to quality, the Company has been certified by, or won supplier excellence awards from, substantially all of its principal customers. Of 600 suppliers to General Motors' Electromotive Division, the Company was the first supplier to receive the prestigious Targets of Excellence award. Reflecting its emphasis on quality, the Atchison/St. Joe Division was certified to ISO 9001 in August 1995, which represents compliance with international standards for quality assurance. Quaker Alloy, La Grange Foundry, Canada Alloy, Pennsylvania Steel and Canadian Steel have each been certified to ISO 9002. Other ACC foundries are preparing for ISO certification.

EMPLOYEE AND LABOR RELATIONS

    As of February 28, 1997, the Company had approximately 2,750 full-time employees. In the last five years, the Company has had one work stoppage, which occurred in May 1993 at the Atchison/St. Joe Division and lasted for nine days. The Company's hourly employees are covered by collective bargaining agreements with several unions at eleven of its locations. These agreements expire at varying times over the next several years. The Company is currently negotiating replacement contracts with unions at Empire and Canada Alloy. No assurance can be given regarding the results of these negotiations. The following table sets forth a summary of the principal unions and term of each collective bargaining agreement at the respective locations.

                                                                                          APPROXIMATE
                                                                                           NUMBER OF
                                                              EFFECTIVE       DATE OF     MEMBERS (AS
  MANUFACTURING UNIT         NAME OF PRINCIPAL UNION            DATE        EXPIRATION    OF 02/28/97)
----------------------  ----------------------------------  -------------  -------------  ------------

Atchison/St. Joe        United Steelworkers of                  03/04/96     05/09/99         370
                        America, Local 6943

Prospect Foundry        Glass, Molders, Pottery,                03/18/95     06/01/99         185
                        Plastics & Allied Workers
                        International, Local 63B

Quaker Alloy            United Steelworkers of                  07/15/95     07/15/99         185
                        America, Local 7274

Canadian Steel          Metallurgistes Unis                     02/12/96     02/12/01         120
                        d'Amerique, Local 6859

Empire                  United Steelworkers of                  12/01/92     11/30/96         120
                        America, Local 3178                                     in
                                                                            negotiation

La Grange Foundry       Glass, Molders, Pottery,                12/14/95     12/16/00         245
                        Plastics & Allied Workers
                        Union, Local 143

G&C                     United Electrical, Radio and            03/01/97     06/30/01         115
                        Machine Workers of America,
                        Local 714

LA Die Casting          United Automobile, Aircraft,            12/10/94     12/12/97          56
                        Agricultural Implement
                        Workers of America,
                        Local 509

Canada Alloy            United Steelworkers of                  04/04/95     04/03/97          75
                        America, Local 5699                                     in
                                                                            negotiation

Pennsylvania Steel      United Steelworkers of                  10/23/95     10/24/98         251
                        America, Local 6541

Jahn Foundry            Glass, Molders, Pottery,                04/24/95     04/26/98         104
                        Plastics and Allied Workers
                        International, Local 97

PROPERTIES

    The Company's principal facilities are listed in the accompanying table, together with information regarding their location, size and primary function. The foundries that are located in Atchison, Kansas, Montreal, Quebec and Amite, Louisiana include on-site pattern shops that construct patterns used for mold making. The two landfills are used solely by the Company and contain non-hazardous materials only, principally foundry sand. All of the Company's principal facilities are owned.

    The following table sets forth certain information with respect to the Company's principal facilities.

                                                                                      FLOOR SPACE
                NAME                         LOCATION             PRINCIPAL USE       IN SQ. FEET
-------------------------------------  ---------------------  ----------------------  -----------

Corporate Office                       Atchison, KS           Offices                      3,000

Atchison Foundry                       Atchison, KS           Steel foundry              449,703

Atchison Pattern Storage               Atchison, KS           Pattern storage            159,711

St. Joe Machine Shop                   St. Joseph, MO         Machine shop               142,676

Atchison Casting Landfill              Atchison, KS           Landfill for foundry           N/A
                                                              sand

Amite Foundry & Machine Shop           Amite, LA              Steel foundry and          282,000
                                                              machine shop

Prospect Foundry                       Minneapolis, MN        Iron foundry               133,000

Quaker Alloy                           Myerstown, PA          Steel foundry &            301,000
                                                              landfill for foundry
                                                              sand

Canadian Steel                         Montreal, Quebec       Steel foundry              455,335

Kramer                                 Milwaukee, WI          Steel foundry               23,000

Empire                                 Reading, PA            Iron and steel foundry     177,000

La Grange Foundry                      La Grange, MO          Iron foundry               189,000

G & C                                  Sandusky, OH           Iron foundry                80,000

LA Die Casting                         Los Angeles, CA        Aluminum and zinc die       35,000
                                                              casting

Canada Alloy                           Kitchener, Ontario     Steel foundry               83,000

Pennsylvania Steel                     Hamburg, PA            Steel foundry              158,618

Jahn Foundry                           Springfield, MA        Iron foundry               207,689

PRODUCT WARRANTY

    The Company warrants that every product will meet a set of specifications, which is mutually agreed upon with each customer. The Company's written warranty provides for the repair or replacement of its products and excludes contingency costs. Often, the customer is authorized to make the repair within a dollar limit, in order to minimize freight costs and the time associated therewith. Although the warranty period is 90 days, this time limit is not strictly enforced if there is a defect in the casting. In fiscal 1996, warranty costs amounted to less than one percent of the Company's net sales.

ENVIRONMENTAL REGULATIONS

    Companies in the foundry industry must comply with numerous federal, state and local (and, with respect to Canadian operations, provincial and local) environmental laws and regulations relating to air emissions, solid waste disposal, stormwater run-off, landfill operations, workplace safety and other matters. The Clean Air Act, as amended, the Clean Water Act, as amended, and similar provincial, state and local counterparts of these federal laws regulate air and water emissions and discharges into the environment. The Resource Conservation and Recovery Act, as amended, and the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), among other laws, address the generation, storage, treatment, transportation and disposal of solid and hazardous waste and releases of hazardous substances into the environment, respectively. The Company believes that it is in material compliance with applicable environmental laws and regulations and is not aware of any outstanding violations or citations with respect thereto at any of its facilities.

    A Phase I environmental assessment of each of the Company's facilities has been performed, and no significant or widespread contamination has been identified at any Company facility. A Phase I assessment includes an historical review, a public records review, a preliminary investigation of the site and surrounding properties and the preparation and issuance of a written report, but it does not include soil sampling or subsurface investigations. There can be no assurance that these Phase I assessments have identified, or could be expected to identify, all areas of contamination. As the Company evaluates and updates the environmental compliance programs at foundry facilities recently acquired, the Company may become aware of matters of non-compliance that need to be addressed or corrected. In addition, there is a risk that material adverse conditions could have developed at the Company's facilities since such assessments.

    The chief environmental issues for the Company's foundries are air emissions and solid waste disposal. Air emissions, primarily dust particles, are handled by dust collection systems. The Company anticipates that it will incur additional capital and operating costs to comply with the Clean Air Act Amendments of 1990 and the regulations thereunder. Because the final standards implementing the Clean Air Act Amendments have not yet been established, the Company cannot at this time reasonably estimate the cost of compliance with these requirements (or the timing of such costs). Such compliance costs, however, could have a material adverse effect on the Company's results of operations and financial condition.

    The solid waste generated by the Company's foundries generally consists of non-hazardous foundry sand that is reclaimed for reuse in the foundries until it becomes dust. The non-hazardous foundry dust waste is then disposed of in landfills, two of which are owned by the Company (one in Atchison County, Kansas, and one in Myerstown, Pennsylvania). No other parties are permitted to use the Company's landfills, which are both in material compliance with all applicable regulations to the Company's knowledge. The Company believes that its landfills have a remaining useful life of approximately 10 years before closure may be required due to capacity constraints. There can be no assurance that closure of the landfills will not be required at an earlier date due to changes in regulatory requirements, and the costs associated with closing the Company's landfills could be material.

    While under prior ownership, Kramer was identified as a potentially responsible party ("PRP") with respect to clean-up of a waste disposal site located in Franklin, Wisconsin, which was used by one of

Kramer's former subcontractors. The $6 million clean-up of this site has been completed. Kramer's insurance carriers paid $300,000 toward clean-up. The performing PRP has sued a group of nonperforming PRPs, including Kramer, for contribution. ACME PRINTING INK COMPANY V. MENARD, ET AL., Case No 89-C-834 (E.D. Wis.). Because of alleged unexpected clean-up costs, the performing PRP is demanding additional contribution from Kramer beyond the $300,000 already paid. Management believes that the resolution of this matter will not result in a material adverse effect on the Company's results of operations or financial condition. To date, all litigation costs related to this matter, including attorneys' fees, have been paid by Kramer's insurance carriers.

    The Company also operates pursuant to regulations governing workplace safety. The Company samples its interior air quality to ensure compliance with OSHA requirements. To the Company's knowledge, it currently operates in material compliance with all OSHA and other regulatory requirements governing workplace safety.

    The Company continues to evaluate its manufacturing processes and equipment (including its recently acquired facilities) to ensure compliance with the complex and constantly changing environmental laws and regulations. Although the Company believes it is currently in material compliance with such laws and regulations, the operation of casting manufacturing facilities entails environmental risks, and there can be no assurance that the Company will not be required to make substantial additional expenditures to remain in or achieve compliance in the future.

LEGAL PROCEEDINGS

    Except as otherwise provided herein, the Company is not a party to any material legal proceedings involving claims against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information with respect to the directors and executive officers of the Company.

NAME                                      AGE                         POSITION WITH THE COMPANY
------------------------------------      ---      ----------------------------------------------------------------
Hugh H. Aiken.......................          53   Chairman of the Board, President, Chief Executive Officer and
                                                     Director

Charles T. Carroll..................          46   Vice President

Edward J. Crowley...................          59   Vice President

John R. Kujawa......................          43   Group Vice President

Donald J. Marlborough...............          60   Group Vice President

Kevin T. McDermed...................          37   Vice President, Chief Financial Officer, Treasurer and Secretary

Richard J. Sitarz...................          56   Vice President

James Stott.........................          55   Group Vice President

David L. Belluck(1).................          35   Director

Paul C. Craig(1)....................          40   Director

John O. Whitney(2)..................          69   Director

Ray H. Witt(2)......................          68   Director

------------

(1) Compensation Committee Member

(2) Audit Committee Member

    HUGH H. AIKEN has been the Chairman of the Board, President, Chief Executive Officer and a Director since June 1991. From 1989 to 1991, Mr. Aiken served as an Associate of Riverside Partners, Inc., an investment firm located in Cambridge, Massachusetts, and from 1985 to 1989, Mr. Aiken served as General Manager for AMP Keyboard Technologies, Inc., a manufacturer of electromechanical assemblies located in Milford, New Hampshire. Mr. Aiken previously served as a Director and Chief Operating Officer of COMNET Incorporated and as a Director and Chief Executive Officer of General Computer Systems, Inc., both public companies.

    CHARLES T. CARROLL has been Vice President--G&C since September 1996 and has additionally served as President of G&C since June 1980. He was Plant Manager of G&C from June 1978 to June 1980. Mr. Carroll has been with G&C since 1973.

    EDWARD J. CROWLEY has been Vice President--Empire since February 1995. Prior thereto, he had served as President and Chief Executive Officer of Empire Steel Castings, Inc. (the predecessor of Empire) since 1985.

    JOHN R. KUJAWA has been Group Vice President--Atchison/St. Joe and Amite since November 1996 and Vice President--Atchison/St. Joe from August 1994 to November 1996. He served as Executive Vice President--Operations of the Company from July 1993 to August 1994, Vice President--Foundry of the Company from June 1991 to July 1993, Assistant Foundry Manager of the Company from 1990 to 1991 and as Senior Process Engineer of the Company from 1989 to 1990. He served as Operations Manager for Omaha Steel Castings, a foundry in Omaha, Nebraska from 1984 to 1989.

    DONALD J. MARLBOROUGH has been Group Vice President--Canadian Steel, La Grange Foundry and Canada Alloy since November 1996, Vice President--Corporate Development and Canadian Steel from December 1994 to November 1996 and Vice President--La Grange Foundry from December 1995 to November 1996. From May 1991 to October 1994, Mr. Marlborough served as Vice President--Manufacturing and Plant Manager for American Steel Foundries, a foundry in Chicago, Illinois, and served as President and Director of Manufacturing for Racine Steel Castings, a foundry in Racine, Wisconsin, from 1985 to June 1990.

    KEVIN T. MCDERMED has been Vice President, Chief Financial Officer and Treasurer of the Company since June 1991 and has served as Secretary of the Company since May 1992. He served as the Controller of the Company from 1990 to June 1991 and as its Finance Manager from 1986 to 1990. Mr. McDermed has been with the Company since 1981.

    RICHARD J. SITARZ has been Vice President--Prospect since September 1994 and has served as President of Prospect Foundry since July 1992. He served as Executive Vice President of Prospect Foundry since 1985. Mr. Sitarz has been with Prospect Foundry since 1967.

    JAMES STOTT has been Group Vice President--Empire, Kramer, Pennsylvania Steel and Quaker Alloy since November 1996 and Vice President--Kramer from January 1995 to November 1996. He served as President, Chief Executive Officer and Chief Operating Officer of Kramer International, Inc. (the predecessor of Kramer) since 1980.

    DAVID L. BELLUCK has been a Director of the Company since June 1991. Since 1989, Mr. Belluck has been a Vice President of Riverside Partners, Inc. Mr. Belluck intends to remain on the Board of Directors after this Offering.

    PAUL C. CRAIG has been a Director of the Company since June 1991. Since 1988, Mr. Craig has been the President of Riverside Partners, Inc.

    JOHN O. WHITNEY has been a Director of the Company since June 1994. Since 1986, Mr. Whitney has been Professor and Director, Deming Center for Quality Management at Columbia Business School. Mr. Whitney has also written a number of books and articles on management and business strategy, and lectures on those subjects in the United States and abroad. Mr. Whitney previously served as President and Director of the Pathmark Division of Supermarkets General Corporation engaged in food distribution and retailing. Mr. Whitney currently serves as a director of The Turner Corporation and Church and Dwight.

    RAY H. WITT has been a Director of the Company since August 1993. Since 1957, Mr. Witt has been the Chief Executive Officer and Chairman of the Board of CMI International, Inc., which owns and operates eight foundries in North America. Mr. Witt was President of the American Foundryman's Society from 1992 to 1993.

    The Company has entered into an employment agreement with Mr. Aiken that expires in June 1998. As of December 31, 1996, the minimum annual compensation payable to Mr. Aiken pursuant to this agreement was $200,000. At the discretion of the Board of Directors, the minimum annual compensation may be increased during the term of this agreement. This agreement provides for a severance payment in the amount of one year of base salary in the event of his death or disability and up to three years of base salary in the event he is terminated other than for cause, disability or death. This agreement also prohibits Mr. Aiken from competing with the Company for a period of two years following the termination of his employment with the Company.

    The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Board is comprised of one Class I Director consisting of Mr. Aiken, two Class II Directors consisting of Messrs. Belluck and Whitney, and two Class III Directors consisting of Messrs. Craig and Witt. At each annual meeting of stockholders, directors will be elected for a three-year term to succeed the directors of the same class whose terms are then to expire. The terms of the Class I

Directors, Class II Directors and the Class III Directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders held following the end of fiscal years 1997, 1998 and 1999, respectively. Officers serve at the discretion of the Board of Directors.

                              SELLING STOCKHOLDER

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 31, 1997 and as adjusted after giving effect to the sale of the shares offered hereby. The Selling Stockholder has sole voting and investment power over the shares listed.

                                                                              BENEFICIAL OWNERSHIP
                                                          ------------------------------------------------------------
                                                            SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                            OWNED PRIOR TO THE                     OWNED AFTER THE
                                                                 OFFERING                             OFFERING
                                                          -----------------------  SHARES TO   -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                        SHARES      PERCENT     BE SOLD      SHARES      PERCENT
--------------------------------------------------------  ----------  -----------  ----------  ----------  -----------
Riverside Fund I, L.P...................................   1,770,976       32.0%    1,770,976          --         --
 One Exeter Plaza
  699 Boylston Street
  Boston, MA 02116

                          DESCRIPTION OF CAPITAL STOCK

    The total number of shares of all classes of stock which the Company has the authority to issue is: (i) 19,300,000 shares of Common Stock, par value $.01 per share (the "Common Stock"); (ii) 700,000 shares of Class A Non-Voting Common Stock, par value $.01 per share (the "Class A Common Stock"); and (iii) 2,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), all of which Preferred Stock is issuable in one or more series. As of March 31, 1997, 5,540,422 shares of Common Stock were issued and outstanding held by over 2,200 holders, including shares held in nominee or street name by banks and brokers.

COMMON STOCK

    Subject to the rights of any holders of Preferred Stock, the holders of shares of Common Stock are entitled to share ratably with the holders of the Class A Common Stock in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor. The declaration and payment of dividends on the Common Stock are subject to restrictions by the terms of the Company's outstanding indebtedness. Holders of Common Stock have no conversion rights, participate ratably with the holders of Class A Common Stock in any distribution of assets to stockholders in liquidation, after the payment in full of all preferential amounts to which holders of preferred stock are or may be entitled, and have no redemption, preemptive or other subscription rights. Except as may be provided by law, each outstanding share of Common Stock is entitled to one vote on each matter on which the stockholders of ACC are entitled to vote. All of the outstanding shares of Common Stock are, and the shares to be sold by the Company hereunder will be upon issuance and payment therefor, fully paid and non-assessable.

CLASS A COMMON STOCK

    Except for certain limited voting rights, the shares of Class A Common Stock are virtually identical to the shares of Common Stock. Subject to and upon compliance with certain notice and procedural provisions of the Articles of Incorporation, the shares of Class A Common Stock will be entitled at any time to be converted into the same number of shares of Common Stock. As of March 31, 1997, no shares of Class A Common Stock were issued and outstanding.

PREFERRED STOCK

    The Articles of Incorporation of the Company provide that the Board of Directors may authorize the issuance of one or more classes or series of preferred stock having such relative rights, voting power, preferences and restrictions as may be fixed by the Board of Directors of the Company without further action by the stockholders of the Company, unless required by applicable law or deemed advisable by the Board of Directors of the Company. The Preferred Stock and the authorized but unissued shares of Common Stock could be used to dilute the stock ownership of persons seeking to obtain control of the Company, and thereby defeat a possible takeover attempt which, if stockholders were offered a premium over the market value of their shares, might be viewed as beneficial to the stockholders of the Company. As of March 31, 1997 no shares of Preferred Stock were issued and outstanding.

KANSAS ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    The Company is subject to the provisions of Sections 17-12,100 to 12,104 of the Kansas General Corporation Code. In general, Section 17-12,101 prevents an "interested stockholder" from engaging in a "business combination" with a Kansas corporation for three years following the date such person became an interested stockholder, unless: (i) prior to the date such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

    Section 17-12,100 defines a "business combination" to include: (i) any merger or consolidation involving the corporation and an interested stockholder;
(ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving an interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;
(iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation. In addition, Section 17-12,100 defines an "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

    The Articles of Incorporation include certain provisions which could be described as anti-takeover protections. The following is a summary of these provisions.

    The Articles of Incorporation provide that the Company's Board of Directors be divided into three classes as nearly equal in number as possible with directors in each class serving succeeding three-year terms. Classification of the Board of Directors may have the effect of making the removal of incumbent directors more time-consuming and difficult, and, therefore, may have the effect of discouraging an unsolicited takeover attempt to gain control of the Board through a proxy solicitation.

    The Articles of Incorporation provide that directors may be removed only for cause and only by the affirmative vote of either: (i) the holders of 75% or more of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, cast at a meeting of stockholders expressly called for that purpose; or (ii) 75% of the entire Board of Directors at a meeting of the Board of Directors expressly called for that purpose. The increased vote required to remove directors precludes a third party, owning less than 75% of the voting power, from gaining control by unilaterally removing incumbent directors and substituting its own nominees. The provision also reduces the power of the stockholders, even those with a majority interest in the Company, to remove incumbent directors.

    The Articles of Incorporation provide that the affirmative vote of the holders of at least 75% of the shares entitled to vote in an election of directors would be required to amend, repeal or adopt any provision inconsistent with the provisions of the Articles classifying the Board of Directors or requiring an increased vote for the removal of directors.

    The Articles of Incorporation provide that certain extraordinary corporate transactions, including a merger, consolidation or transfer of substantially all of the assets of the Company, must be approved by the affirmative vote of the holders of 75% of the outstanding voting power of the capital stock. The Articles of Incorporation also provide that the affirmative vote of at least 75% of the shares entitled to vote in an election of directors would be required to amend, repeal or adopt any provision inconsistent with this provision. This provision may have the effect of making it more difficult for a third party to acquire control of the Company even though such an event may be viewed as beneficial to the stockholders. In effect, a smaller minority of stockholders than would otherwise be the case would have the ability to veto certain corporate transactions. To the extent that the provision would discourage tender offers or accumulations of the Company's stock, stockholders may be deprived of higher market prices for their stock which often prevail as a result of such events.

    The Articles of Incorporation also contain a provision specifically denying the stockholders the right to act by written consent in lieu of a meeting of the stockholders. The Articles also provide that the affirmative vote of at least 75% of the shares entitled to vote in an election of directors would be required to amend, repeal or adopt any provision inconsistent with this provision. This provision has the effect of requiring stockholder meetings to be held at which all stockholders would have the opportunity to participate in any action requiring a stockholder vote.

    The Company expects that the Board of Directors may in the future review the advisability of adopting other measures which may affect takeovers in the context of applicable law and judicial decisions. The Company has no current plans to adopt any such other measures.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have 7,569,446 shares of Common Stock outstanding. Of these shares, all of the 3,800,000 shares sold in this offering (and any of the up to 570,000 shares sold by the Company upon exercise of the Underwriters' over-allotment option) will be freely tradeable by persons other than "affiliates" of the Company without restriction under the Securities Act. Of the 5,540,442 shares of Common Stock outstanding as of March 31, 1997, 4,992,336 shares are freely tradeable by persons other than affiliates (which number includes the 1,770,976 shares being sold in this offering by the Selling Stockholder) and 548,086 shares are "restricted securities" (the "Restricted Shares") within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available. Subject to their agreement with the Underwriters described below, the holders of the Restricted Shares may, in certain circumstances, be eligible to sell such shares in the public market pursuant to Rule 144 promulgated under the Securities Act.

    In general, under Rule 144, as currently in effect, any holder of Restricted Shares, including an affiliate of the Company (as such term is defined under Rule 144), as to which at least one year has elapsed since the later of the date of their acquisition from the Company or an affiliate of the Company, is entitled to sell, within any three-month period, a number of Restricted Shares that does not exceed the greater of: (i) 1% of the then outstanding shares, of Common Stock (approximately 75,694 shares immediately after the completion of this offering); or (ii) the average weekly trading volume in the Common Stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Further, a person who is not, and has not been, an affiliate of the Company at any time during the three months preceding a sale and who holds Restricted Shares as to which at least two years have elapsed since the later of their acquisition from the Company or an affiliate of the Company is entitled to sell such Restricted Shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement.

    The Company and officers and directors of the Company designated by the Representative have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

    The Company has registered under the Securities Act 300,000 shares and 400,000 shares of Common Stock reserved for issuance under the Atchison Casting Corporation 1993 Incentive Stock Plan and 1993 Atchison Casting Corporation Employee Stock Purchase Plan, respectively. Shares of Common Stock issued under these plans, other than shares held by affiliates of the Company, will be eligible for resale in the public market without restriction.

    The Company has registered under the Securities Act 100,000 shares of Common Stock reserved for issuance under the Non-Employee Director Option Plan. Shares of Common Stock issued under this plan will be eligible for sale, subject, generally, to compliance with Rule 144 with respect to sales while the holder is a director.

    No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock of the Company in the public market after the restrictions described above lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

                                  UNDERWRITING

    Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Stockholder have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

UNDERWRITERS                                                                           NUMBER OF SHARES
-------------------------------------------------------------------------------------  -----------------
Smith Barney Inc.....................................................................
George K. Baum & Company.............................................................
                                                                                       -----------------
    Total............................................................................       3,800,000
                                                                                       -----------------
                                                                                       -----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by Cahill Gordon & Reindel, their counsel, and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

    The Underwriters, for whom Smith Barney Inc. and George K. Baum & Company are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents
a concession not in excess of $        per share under the public offering
price. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $        per share to certain other dealers. After the initial
offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 570,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

    The Company and officers and directors of the Company designated by the Representative have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

    The Company, the Selling Stockholder, and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

    In connection with this offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more shares of Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the offering. A syndicate short position may be covered by exercise of the option described above rather than by open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if, prior to termination of price and trading restrictions, the Representatives purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Blackwell Sanders Matheny Weary & Lombardi L.C. of Kansas City, Missouri. Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York, is acting as counsel to the Underwriters in connection with this offering.

                                    EXPERTS

    The consolidated financial statements of the Company as of June 30, 1995 and 1996 and for each of the three fiscal years in the period ended June 30, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copies can be made at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

    This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act with respect to the Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits and schedules for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the 1934 Act are incorporated in this Prospectus by reference:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996;

    (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996 and December 31, 1996.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Such requests should be directed to Mr. Kevin McDermed, Vice President, Atchison Casting Corporation, 400 South Fourth Street, Atchison, Kansas 66002, telephone number (913) 367-2121.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report...............................................................................     F-2

Consolidated Balance Sheets--June 30, 1995 and 1996 and December 31, 1996 (unaudited)......................     F-3

Consolidated Statements of Income--Years Ended June 30, 1994, 1995 and 1996 and Six Months Ended December
  31, 1995 and 1996 (unaudited)............................................................................     F-4

Consolidated Statements of Stockholders' Equity--Years Ended June 30, 1994, 1995 and 1996 and Six Months
  Ended December 31, 1996 (unaudited)......................................................................     F-5

Consolidated Statements of Cash Flows--Years Ended June 30, 1994, 1995 and 1996 and Six Months Ended
  December 31, 1995 and 1996 (unaudited)...................................................................     F-6

Notes to Consolidated Financial Statements.................................................................     F-8

                          INDEPENDENT AUDITORS' REPORT

Board of Directors of
 Atchison Casting Corporation
 Atchison, Kansas

    We have audited the accompanying consolidated balance sheets of Atchison Casting Corporation and subsidiaries (the "Company") as of June 30, 1995 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Kansas City, Missouri
August 16, 1996

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

            JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         JUNE 30,
                                                    ------------------
                                                      1996      1995
                                                    --------  --------   DECEMBER
                                                                        31,1996
                                                                        -----------
                                                                        (UNAUDITED)
                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................  $    759  $  7,731   $  2,628
  Customer accounts receivable, net of allowance
    for doubtful accounts of $794 and $295 at June
    30, 1995 and 1996, $374 at December 31, 1996
    (unaudited)...................................    22,148    32,224     37,066
  Insurance receivable............................     6,137
  Inventories.....................................    23,382    24,357     28,566
  Deferred income taxes...........................     2,813     1,985      1,760
  Other current assets............................     1,357     1,968      2,276
                                                    --------  --------  -----------
      Total current assets........................    56,596    68,265     72,296

PROPERTY, PLANT AND EQUIPMENT, Net................    56,152    72,160     86,620

INTANGIBLE ASSETS, Net............................    15,245    18,441     22,348

DEFERRED CHARGES, Net.............................       315       440        378

OTHER ASSETS......................................     1,979     2,878      3,294
                                                    --------  --------  -----------
TOTAL.............................................  $130,287  $162,184   $184,936
                                                    --------  --------  -----------
                                                    --------  --------  -----------

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable................................  $  9,502  $  8,483   $ 11,213
  Accrued expenses................................    19,367    22,583     22,829
  Current maturities of long-term obligations.....                 780        946
                                                    --------  --------  -----------
      Total current liabilities...................    28,869    31,846     34,988

LONG-TERM OBLIGATIONS.............................    34,920    34,655     48,731

DEFERRED INCOME TAXES.............................     5,784    12,686     13,911

OTHER LONG TERM OBLIGATIONS.......................     1,193     1,207      1,874

EXCESS OF ACQUIRED NET ASSETS OVER COST, Net......     1,267       922        805

POSTRETIREMENT OBLIGATION OTHER THAN PENSION......     5,044     5,414      5,641

MINORITY INTEREST IN SUBSIDIARIES.................       512       800      1,033

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 2,000,000
    authorized shares; no shares issued and
    outstanding...................................
  Common stock, $.01 par value, 19,300,000
    authorized shares; 5,489,758 and 5,528,912
    shares issued and outstanding in 1995 and
    1996, respectively, 5,534,442 at December 31,
    1996 (unaudited)..............................        55        56         56
  Class A common stock (non-voting), $.01 par
    value, 700,000 authorized shares; no shares
    issued and outstanding........................
  Additional paid-in capital......................    41,623    42,159     42,235
  Retained earnings...............................    11,386    32,712     36,024
  Minimum pension liability adjustment............      (375)     (293)      (293)
  Accumulated foreign currency translation
    adjustment....................................         9        20        (69)
  Common stock held in treasury, 30,823 and 36,002
    shares in 1995 and 1996, respectively, at
    cost, 36,002 at December 31, 1996
    (unaudited)...................................
                                                    --------  --------  -----------
      Total stockholders' equity..................    52,698    74,654     77,953
                                                    --------  --------  -----------
TOTAL.............................................  $130,287  $162,184   $184,936
                                                    --------  --------  -----------
                                                    --------  --------  -----------

                See notes to consolidated financial statements.

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                  YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

            SIX MONTHS ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      YEARS ENDED JUNE 30,
                                               ----------------------------------
                                                  1994        1995        1996
                                               ----------  ----------  ----------  SIX MONTHS ENDED DECEMBER
                                                                                              31,
                                                                                   -------------------------
                                                                                      1995          1996
                                                                                   -----------   -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
NET SALES....................................  $   82,519  $  141,579  $  185,081  $    77,670   $   110,620
COST OF GOODS SOLD...........................      66,304     115,458     156,612       67,069        93,868
                                               ----------  ----------  ----------  -----------   -----------
GROSS PROFIT.................................      16,215      26,121      28,469       10,601        16,752
OPERATING EXPENSES:
  Selling, general and administrative........       6,581      13,058      15,459        7,063         9,230
  Amortization of intangibles................       1,209       1,392       1,508          744           321
  Other income...............................                  (6,370)    (26,957)     (10,281)
                                               ----------  ----------  ----------  -----------   -----------
      Total operating expenses...............       7,790       8,080      (9,990)      (2,474)        9,551
                                               ----------  ----------  ----------  -----------   -----------
OPERATING INCOME.............................       8,425      18,041      38,459       13,075         7,201
INTEREST EXPENSE.............................       1,223       2,326       2,845        1,272         1,463
MINORITY INTEREST IN NET INCOME OF
  SUBSIDIARIES...............................          62         280         225           73            34
                                               ----------  ----------  ----------  -----------   -----------
INCOME BEFORE TAXES AND EXTRAORDINARY ITEM...       7,140      15,435      35,389       11,730         5,704
INCOME TAXES.................................       2,494       5,971      14,063        4,553         2,392
                                               ----------  ----------  ----------  -----------   -----------
INCOME BEFORE EXTRAORDINARY ITEM.............       4,646       9,464      21,326        7,177         3,312
EXTRAORDINARY ITEM--
  Early extinguishment of debt, net of income
    tax benefit of $787......................       1,230
                                               ----------  ----------  ----------  -----------   -----------
NET INCOME...................................  $    3,416  $    9,464  $   21,326  $     7,177   $     3,312
                                               ----------  ----------  ----------  -----------   -----------
                                               ----------  ----------  ----------  -----------   -----------
INCOME BEFORE EXTRAORDINARY ITEM PER COMMON
  AND EQUIVALENT SHARES......................  $     0.98  $     1.73  $     3.87  $      1.30   $      0.60
EXTRAORDINARY ITEM--
  Early extinguishment of debt, per common
    and equivalent shares....................        0.26
                                               ----------  ----------  ----------  -----------   -----------
NET INCOME PER COMMON AND EQUIVALENT
  SHARES.....................................  $     0.72  $     1.73  $     3.87  $      1.30   $      0.60
                                               ----------  ----------  ----------  -----------   -----------
                                               ----------  ----------  ----------  -----------   -----------
WEIGHTED AVERAGE NUMBER OF COMMON AND
  EQUIVALENT SHARES OUTSTANDING..............   4,757,607   5,477,881   5,516,597    5,515,374     5,550,589
                                               ----------  ----------  ----------  -----------   -----------
                                               ----------  ----------  ----------  -----------   -----------

                See notes to consolidated financial statements.

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

                 SIX MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   CLASS                   RETAINED      MINIMUM      FOREIGN
                                                     A      ADDITIONAL     EARNINGS      PENSION      CURRENCY
                                          COMMON   COMMON    PAID-IN     (ACCUMULATED   LIABILITY    TRANSLATION
                                          STOCK    STOCK     CAPITAL       DEFICIT)     ADJUSTMENT   ADJUSTMENT    TOTAL
                                          ------   ------   ----------   ------------   ----------   ----------   -------
Balance, July 1, 1993...................   $25      $ 7      $15,313       $(1,494)                               $13,851
  Issuance of 6,349 shares..............                          71                                                   71
  Issuance of 2,150,000 shares for
    initial public stock offering.......    21                23,237                                               23,258
  Issuance of 175,583 shares for
    purchase of subsidiary..............     2                 2,398                                                2,400
  Conversion of 673,653 shares of Class
    A common stock to common stock......     7       (7)
  Minimum pension liability adjustment,
    net of income tax benefit of $200...                                                  $(313)                     (313)
  Net income............................                                     3,416                                  3,416
                                                     --
                                          ------            ----------   ------------     -----          ---      -------
Balance, June 30, 1994..................    55                41,019         1,922         (313)                   42,683
  Issuance of 11,754 shares.............                         154                                                  154
  Issuance of 26,895 shares for purchase
    of subsidiary.......................                         450                                                  450
  Conversion of 19,629 shares of Class A
    common stock to common stock........
  Minimum pension liability adjustment,
    net of income tax benefit of $38....                                                    (62)                      (62)
  Purchase of 30,823 nonvested shares
    under Stock Restriction Agreement...
  Foreign currency translation
    adjustment of investment in
    subsidiary..........................                                                                $  9            9
  Net income............................                                     9,464                                  9,464
                                                     --
                                          ------            ----------   ------------     -----          ---      -------
Balance, June 30, 1995..................    55                41,623        11,386         (375)           9       52,698
  Issuance of 34,333 shares.............     1                   402                                                  403
  Exercise of stock options (10,000
    shares).............................                         134                                                  134
  Minimum pension liability adjustment,
    net of income tax expense of $59....                                                     82                        82
  Purchase of 5,179 nonvested shares
    under Stock Restriction Agreement...
  Foreign currency translation
    adjustment of investment in
    subsidiary..........................                                                                  11           11
  Net income............................                                    21,326                                 21,326
                                                     --
                                          ------            ----------   ------------     -----          ---      -------
Balance June 30, 1996...................    56                42,159        32,712         (293)          20       74,654
  Issuance of 4,864 shares
    (unaudited).........................                          67                                                   67
  Exercise of stock options (666 shares)
    (unaudited).........................                           9                                                    9
  Foreign currency translation
    adjustment (unaudited)..............                                                                 (89)         (89)
  Net income (unaudited)................                                     3,312                                  3,312
                                                     --
                                          ------            ----------   ------------     -----          ---      -------
Balance, December 31, 1996
  (unaudited)...........................   $56      $        $42,235       $36,024        $(293)        $(69)     $77,953
                                                     --
                                                     --
                                          ------            ----------   ------------     -----          ---      -------
                                          ------            ----------   ------------     -----          ---      -------

                       See notes to financial statements.

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

            SIX MONTHS ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                              YEARS ENDED JUNE 30,
                                          ----------------------------
                                            1994      1995      1996
                                          --------  --------  --------  SIX MONTHS ENDED DECEMBER
                                                                                   31,
                                                                        -------------------------
                                                                           1995          1996
                                                                        -----------   -----------
                                                                        (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................  $  3,416  $  9,464  $ 21,326   $  7,177      $  3,312
  Extraordinary item--early
    extinguishment of debt..............     1,230
  Adjustments to reconcile net income to
    net cash from operating activities:
    Depreciation and amortization.......     4,541     6,067     7,411      3,393         4,011
      Minority interest in net income of
        subsidiaries....................        62       280       225         71            34
    (Gain) loss on disposal of capital
      assets............................        (8)      (50)        8         (7)            2
    Accretion of long-term obligation
      discount..........................       156       160       161         86
    Deferred income taxes...............       407     1,551     7,918        706           578
    Changes in assets and liabilities:
      Receivables.......................    (6,472)    2,350    (8,286)    (2,168)          717
      Insurance receivable..............              (6,137)    6,137      5,357
      Inventories.......................    (1,878)   (7,168)    1,614     (2,562)        1,777
      Other current assets..............      (261)     (177)     (715)      (612)          (42)
      Accounts payable..................       816     1,697    (1,480)     1,370           318
      Accrued expenses..................       473     7,344     2,073     (2,062)       (1,147)
      Postretirement obligation other
        than pension....................       171       162       209         34           227
      Other.............................                  31         9         19            57
                                          --------  --------  --------  -----------   -----------
        Cash provided by operating
          activities....................     2,653    15,574    36,610     10,802         9,844
                                          --------  --------  --------  -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures..................    (7,524)  (12,837)  (12,740)    (6,136)       (6,494)
  Proceeds from sale of capital
    assets..............................        13        57         8          7             3
  Payment for purchase of net assets of
    subsidiaries, net of cash acquired
    of $2, $49 and $1,778 for the years
    ended June 30, 1994, 1995 and 1996,
    respectively, $0 and $142 for the
    six months ended December 31, 1995
    and 1996, respectively..............   (15,136)  (13,327)  (13,251)    (5,320)      (22,298)
  Assets held for resale................              (1,566)     (274)       (76)         (308)
  Other.................................                          (330)                      (3)
                                          --------  --------  --------  -----------   -----------
        Cash used in investing
          activities....................   (22,647)  (27,673)  (26,587)   (11,525)      (29,100)
                                          --------  --------  --------  -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Costs paid to raise capital...........      (736)
  Proceeds from issuance of common
    stock...............................    24,065       154       537        343            76
  Proceeds from sale of minority
    interest in subsidiary..............        86        84        63                      199
  Proceeds from issuance of long-term
    obligations.........................    21,020    33,231     5,309                    1,293
  Payments on long-term obligations.....   (22,974)  (21,026)   (2,646)                    (551)
  Capitalized financing costs paid......       (68)     (221)     (283)
  Net borrowings (repayments) under
    revolving loan note.................      (921)             (6,031)       810        13,164
                                          --------  --------  --------  -----------   -----------
        Cash provided by (used in)
          financing activities..........    20,472    12,222    (3,051)     1,153        14,181
                                          --------  --------  --------  -----------   -----------

                                                                     (Continued)

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                  YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

            SIX MONTHS ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                              YEARS ENDED JUNE 30,
                                          ----------------------------
                                            1994      1995      1996
                                          --------  --------  --------
                                                                        SIX MONTHS ENDED DECEMBER
                                                                                   31,
                                                                        -------------------------
                                                                           1995          1996
                                                                        -----------   -----------
                                                                        (UNAUDITED)   (UNAUDITED)
EFFECT OF EXCHANGE RATE ON CASH.........  $         $     (2) $          $     (1)     $    (28)
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...........................       478       121     6,972        429        (5,103)
CASH AND CASH EQUIVALENTS, Beginning of
  period................................       160       638       759        759         7,731
                                          --------  --------  --------  -----------   -----------
CASH AND CASH EQUIVALENTS, End of
  period................................  $    638  $    759  $  7,731   $  1,188      $  2,628
                                          --------  --------  --------  -----------   -----------
                                          --------  --------  --------  -----------   -----------
CASH PAID DURING THE YEAR FOR:
  Interest..............................  $  1,009  $  1,611  $  2,728   $  1,258      $  1,475
                                          --------  --------  --------  -----------   -----------
                                          --------  --------  --------  -----------   -----------
  Income taxes..........................  $    457  $  5,224  $  6,883   $  5,328      $  2,424
                                          --------  --------  --------  -----------   -----------
                                          --------  --------  --------  -----------   -----------
SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:
  Minimum pension liability adjustment,
    net of income tax benefit (expense)
    of $200, $38 and $(59),
    respectively, recorded to
    stockholders' equity................  $    313  $     62  $    (82)
                                          --------  --------  --------
                                          --------  --------  --------
  Recording of other asset related to
    pension liability...................  $    198  $    (15) $    (24)
                                          --------  --------  --------
                                          --------  --------  --------
  Unexpended bond funds.................                      $  1,198                 $   (164)
                                                              --------                -----------
                                                              --------                -----------
  Recording of additional pension
    liability...........................  $   (711) $    (85) $    175
                                          --------  --------  --------
                                          --------  --------  --------
  Issuance of common stock in purchase
    of
    subsidiary..........................  $  2,400  $    450
                                          --------  --------
                                          --------  --------

                                                                                      (Concluded)

                See notes to consolidated financial statements.

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF OPERATIONS--Atchison Casting Corporation ("ACC") was organized in 1991 for the purpose of becoming a broad based foundry company producing iron and steel castings ranging from one pound to 120,000 pounds. A majority of the Company's sales are to U.S. customers, however, the Company also has sales to Canadian and other foreign customers.

    PERVASIVENESS OF ESTIMATES--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    BASIS OF PRESENTATION--The consolidated financial statements present the financial position of the Company ("ACC") and its subsidiaries, Amite Foundry and Machine, Inc. ("AFM"), Prospect Foundry, Inc. ("Prospect"), Quaker Alloy, Inc. ("Quaker"), Canadian Steel Foundries, Ltd. ("CSF"), Kramer International, Inc. ("Kramer"), Empire Steel Castings, Inc. ("Empire"), La Grange Foundry Inc. ("La Grange") and The G&C Foundry Company ("G&C"). AFM, CSF, Kramer, Empire and La Grange are wholly owned subsidiaries. The Company owns 90.9%, 89.7% and 92.0% of the outstanding capital stock of Prospect, Quaker and G&C, respectively. All significant intercompany accounts and balances have been eliminated. Additionally, the consolidated financial statements as of and for the six months ended December 31, 1996 include consolidation of Los Angeles Die Casting Inc. ("LA Die Casting"), Canada Alloy Castings, Ltd. ("Canada Alloy") and Pennsylvania Steel Foundry & Machine Company ("Pennsylvania Steel"). The Company owns 90.7% of the outstanding capital stock of Los Angeles Die Casting Inc.

    STATEMENT OF CASH FLOWS--For purposes of cash flow reporting, cash and cash equivalents include cash on hand, amounts due from banks and temporary investments with original maturities of 90 days or less at the date of purchase.

    REVENUE RECOGNITION--Sales and related cost of sales are recognized upon shipment of products. Sales and related cost of sales under long-term contracts to commercial customers are recognized as units are delivered.

    RECEIVABLES--Approximately 60%, 41% and 28% of the Company's business in 1994, 1995 and 1996, respectively, was with four major customers in the locomotive, military and general industrial markets. As of June 30, 1995 and 1996, 31% and 24%, respectively, of accounts receivable were with these four major customers. The Company generally does not require collateral or other security on accounts receivable. Credit risk is controlled through credit approvals, limits and monitoring procedures.

    INVENTORY--Approximately 29% of the Company's inventory is valued at the lower of cost, determined on the last-in, first-out ("LIFO") method, or market. The remaining inventory is valued at the lower of cost, determined on the first-in, first-out ("FIFO") method, or market.

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY, PLANT AND EQUIPMENT--Major renewals and betterments are capitalized while replacements, maintenance and repairs which do not improve or extend the life of the respective assets are charged to expense as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation applicable to such assets are removed from the accounts and any resulting gain or loss is reflected in operations.

    Property, plant and equipment is carried at cost less accumulated depreciation. Plant and equipment is depreciated over the estimated useful lives of the assets using the straight-line method.

    INTANGIBLE ASSETS--Intangible assets acquired are being amortized over their estimated lives using the straight-line method. The Company periodically reviews the continuing value of intangibles to determine if there has been an impairment. The basis of this valuation includes the continuing profitability of the acquired operations, their expected future undiscounted cash flows, the maintenance of a significant customer base and similar factors.

    INCOME TAXES--Deferred income taxes are provided on temporary differences between the financial statements and tax basis of the Company's assets and liabilities in accordance with the liability method.

    EARNINGS PER SHARE--Earnings per common share are based upon the weighted average number of common and common equivalent shares outstanding.

    NEW ACCOUNTING STANDARD--Effective for fiscal years beginning after December 15, 1995, Statement of Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, establishes accounting standards for the impairment of long-lived assets, certain intangibles and goodwill related to those assets. The Company does not expect the implementation of this Statement to have a material effect on its consolidated financial statements.

    Effective for fiscal years beginning after December 15, 1995, SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, will require increased disclosure of compensation expense arising from stock compensations plans. The statement encourages, rather than requires, companies to adopt a new method that accounts for stock compensation awards based on their estimated fair value at the date they are granted. Companies will be permitted, however, to continue accounting for stock compensation under APB Opinion No. 25 which requires compensation cost to be recognized based on the difference, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock. The Company will continue to apply APB Opinion No. 25 in its consolidated financial statements and will disclose pro forma net income and earnings per share in a footnote to its consolidated financial statements, determined as if the new method were applied. The impact of this Statement has not yet been completely evaluated.

    ACCRUED INSURANCE EXPENSE--Costs estimated to be incurred in the future for employee medical benefits and casualty insurance programs resulting from claims which have occurred are accrued currently.

    In order to support claims for workman's compensation benefits, at June 30, 1996 the Company has letters of credit aggregating $3,644 and a certificate of deposit of $175. As of December 31, 1996 the

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company has letters of credit aggregating $3,495 (unaudited) and a certificate of deposit of $175 (unaudited).

    UNAUDITED INTERIM FINANCIAL INFORMATION--The unaudited interim financial information as of December 31, 1996 and for the six months ended December 31, 1995 and 1996 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the interim information. Operating results for the six months ended December 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 1997.

2. ACQUISITIONS

    On April 1, 1994, ACC acquired all of the capital stock of Prospect for $14,000 in cash and $140 of related expenses. ACC subsequently issued 9.1% of the acquired Prospect stock to Prospect management. The difference between the fair market value of the minority interest, as estimated by the Company's management, and the consideration paid by Prospect's management was not material. Prospect, located in Minneapolis, Minnesota, produces ductile and gray iron castings used in construction, agricultural equipment, transportation, hydraulic and other related markets.

    On June 1, 1994, ACC acquired the inventory and certain property, plant and equipment of Quaker for $950 in cash, 175,583 shares of ACC stock, which had a market value of $2,400, and $48 of related expenses. ACC subsequently issued 10.3% of Quaker stock to Quaker management. The difference between the fair market value of the minority interest, as estimated by the Company's management, and the consideration paid by Quaker's management was not material. Quaker, located in Myerstown, Pennsylvania, serves the pump and valve industries, among others.

    On November 30, 1994, the Company purchased the assets of the Canadian Steel Foundries Division of Hawker Siddeley Canada Inc., a publicly-traded Canadian company, for $2,179 and $221 of related expenses, in addition to the assumption of approximately $4,023 of liabilities. As the current assets acquired exceeded the purchase price, the Company recorded negative goodwill in the amount of $1,432 in connection with the transaction which is being amortized over 5 years. CSF, located in Montreal, Quebec, makes steel castings ranging in size up to 60 tons for the utility, mining and construction, pulp and paper, energy and steel industries. The Company financed this acquisition with internally generated funds.

    On January 3, 1995, the Company purchased all of the outstanding capital stock of Kramer for $6,754 in cash and $20 of related expenses. Contemporaneous with the consummation of this acquisition, the Company retired $298 of Kramer's outstanding indebtedness. Kramer, located in Milwaukee, Wisconsin, is a foundry specializing in the casting of iron, steel and non-ferrous pump impellers, ranging in size from one pound to 2,500 pounds. The Company financed this transaction with funds available under its revolving credit facility.

    On October 11, 1994, the Company purchased approximately 41.6% of the outstanding shares of capital stock of Empire for $350 in cash. On February 1, 1995, the Company purchased the balance of

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2. ACQUISITIONS (CONTINUED)
Empire's outstanding capital stock for $596 in cash and issued 26,895 shares of the Company's Common Stock, which had a fair market value of $450 and $110 of related expenses. Contemporaneous with the consummation of this acquisition, the Company retired $2,848 of Empire's outstanding indebtedness. Empire, located in Reading, Pennsylvania, is a foundry that produces steel castings ranging in size from one pound to five tons for the pump and valve industries, among others. The Company financed this transaction with funds available under its revolving credit facility.

    On December 14, 1995, the Company purchased certain assets of the La Grange, Missouri foundry operations of Gardner Denver Machinery, Incorporated for $5,187 in cash and $103 of related expenses. La Grange produces gray and ductile iron castings for the industrial compressor and pump markets, among others. The Company financed this transaction with funds available under its revolving credit facility.

    On March 11, 1996, the Company purchased all of the outstanding capital stock of G&C for $9,620 in cash, the assumption of $2,000 of change of control benefits, the assumption of $524 of outstanding indebtedness and $119 of related expenses. ACC subsequently issued 8% of the acquired G&C stock to G&C management. The difference between the fair market value of the minority interest, as estimated by the Company's management, and the consideration paid by G&C's management, was not material. G&C, located in Sandusky, Ohio, is a foundry that produces gray and ductile iron castings, principally used in hydraulic applications. The Company financed this transaction with funds available under its revolving credit facility.

    On October 1, 1996 (unaudited), the Company purchased all of the outstanding capital stock of LA Die Casting, a California corporation, for $8.8 million in cash. LA Die Casting, located in Los Angeles, California, produces precision aluminum and zinc die castings for the computer, communications and recreation industries. ACC subsequently issued 9.3% of the acquired LA Die Casting stock to LA Die Casting Management. The Company financed this transaction with funds available under its revolving credit facility.

    On October 26, 1996 (unaudited), the Company purchased all of the outstanding capital stock of Canada Alloy for $4.4 million (U.S.) in cash. Canada Alloy, located in Kitchener, Ontario, produces stainless, carbon and alloy steel castings for a variety of markets, including power generation equipment, pulp and paper machinery, pumps and valves. The Company financed this transaction with funds available under its revolving credit facility.

    On October 31, 1996 (unaudited), the Company purchased all of the outstanding capital stock of Pennsylvania Steel, a Pennsylvania corporation, for $9.0 million cash, subject to adjustment. Pennsylvania Steel, located in Hamburg, Pennsylvania, produces carbon and stainless steel castings for the power generation, valve, pump and other industrial equipment markets. The Company financed this transaction with funds available under its revolving credit facility.

    The acquisitions prior to June 30, 1996 have been accounted for by the purchase method of accounting, and accordingly, the purchase price including the related acquisition expenses have been allocated to the assets acquired based on the estimated fair values at the date of the acquisitions. For the Prospect, Kramer, Empire and G&C acquisitions, the excess of purchase price over estimated fair values of the net assets acquired has been included in "Intangible Assets, net" on the Consolidated Balance Sheet.

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2. ACQUISITIONS (CONTINUED)
For the Quaker, CSF and La Grange acquisitions, the fair value of the net assets acquired exceeded the purchase price. Accordingly, the excess fair value was subtracted from identifiable long-term assets ratably based on their relative fair values as a percentage of total long-term assets with any remaining excess recorded as negative goodwill and included in "Excess of Acquired Net Assets Over Cost, net" on the Consolidated Balance Sheet.

    The estimated fair values of assets and liabilities acquired in the 1994, 1995 and 1996 acquisitions, (excluding those acquired subsequent to June 30, 1996) are summarized as follows:

                                           1994     1995     1996
                                          -------  -------  -------
Cash....................................  $     2  $    49  $ 1,778
Accounts receivable.....................    3,663    6,421    1,791
Inventories.............................    2,403    5,699    2,557
Property, plant and equipment...........    9,296    2,623    7,825
Intangible assets, primarily goodwill...    6,763    6,444    4,779
Other assets............................       53      338      206
Accounts payable and accrued expenses...   (2,462)  (6,543)  (1,529)
Deferred income taxes...................   (2,180)     389      247
Other liabilities.......................            (1,594)    (101)
Long-term obligations...................                     (2,524)
                                          -------  -------  -------
                                           17,538   13,826   15,029
Stock issued............................   (2,400)    (450)
Cash acquired...........................       (2)     (49)  (1,778)
                                          -------  -------  -------
Cash used in acquisitions...............  $15,136  $13,327  $13,251
                                          -------  -------  -------
                                          -------  -------  -------

    The operating results of these acquisitions are included in ACC's consolidated statements of income from the dates of acquisition (except for those acquired subsequent to June 30, 1996). The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions made prior to June 30, 1996 had occurred at July 1, 1994, after giving effect to certain adjustments, including amortization of goodwill, interest expense on the acquisition debt and related income tax effects. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of that date or of results which may occur in the future.

                                            1995      1996
                                          --------  --------
                                             THOUSANDS OF
                                           DOLLARS, EXCEPT
                                            PER SHARE DATA
                                             (UNAUDITED)
Net sales...............................  $190,108  $202,250
Net income..............................     9,540    20,781
Net income per common and equivalent
  shares................................      1.74      3.77

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

3. INVENTORIES

                                                             1995       1996
                                                           ---------  ---------  DECEMBER 31,
                                                                                     1996
                                                                                 ------------
                                                                                 (UNAUDITED)
Raw materials............................................  $   2,690  $   3,589   $    5,031
Work-in-process..........................................     16,249     16,677       17,482
Finished goods...........................................      2,322      1,455        2,677
Deferred supplies........................................      2,121      2,636        3,376
                                                           ---------  ---------  ------------
                                                           $  23,382  $  24,357   $   28,566
                                                           ---------  ---------  ------------
                                                           ---------  ---------  ------------

    Inventories as of June 30, 1995 and 1996 would have been higher by $293 and $642, respectively, and $792 (unaudited) at December 31, 1996, had the Company used the first-in, first-out method of valuing those inventories that are valued using the last-in, first-out method.

4. PROPERTY, PLANT AND EQUIPMENT

                                           LIVES (IN
                                            YEARS)      1995       1996
                                           ---------  ---------  ---------  DECEMBER 31, 1996
                                                                            -----------------
                                                                               (UNAUDITED)
Land.....................................             $   1,394  $   1,822      $   2,949
Improvements to land.....................    12-15        1,931      2,109          2,271
Buildings and improvements...............     35          7,897     14,088         18,708
Machinery and equipment..................    5-14        47,596     59,541         70,289
Automobiles and trucks...................      3            311        428          1,281
Office furniture, fixtures and
  equipment..............................    5-10         1,019      1,798          2,392
Tooling and patterns.....................    1.5-6        2,046      3,186          3,372
                                                      ---------  ---------        -------
                                                         62,194     82,972        101,262
Less accumulated depreciation............                11,435     17,179         20,782
                                                      ---------  ---------        -------
                                                         50,759     65,793         80,480
Construction in progress.................                 2,203      5,169          5,106
Plant under renovation...................                 3,190
Unexpended bond funds....................                            1,198          1,034
                                                      ---------  ---------        -------
                                                      $  56,152  $  72,160      $  86,620
                                                      ---------  ---------        -------
                                                      ---------  ---------        -------

    Depreciation expense was $2,934, $4,304 and $5,745 for the years ended June 30, 1994, 1995 and 1996, respectively, and $2,581 (unaudited) and $3,634
(unaudited) for the six months ended December 31, 1995 and 1996, respectively.

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

5. INTANGIBLE ASSETS

                                                LIVES (IN
                                                 YEARS)      1995       1996
                                                ---------  ---------  ---------  DECEMBER 31,
                                                                                     1996
                                                                                 ------------
                                                                                 (UNAUDITED)
Goodwill......................................     25      $  14,639  $  19,578   $   23,914
Noncompete agreement..........................      5          5,716
                                                           ---------  ---------  ------------
                                                              20,355     19,578       23,914
Less accumulated amortization.................                 5,110      1,137        1,566
                                                           ---------  ---------  ------------
                                                           $  15,245  $  18,441   $   22,348
                                                           ---------  ---------  ------------
                                                           ---------  ---------  ------------

    Amortization expense was $1,448, $1,790 and $1,744 for the years ended June 30, 1994, 1995 and 1996, respectively, and $862 (unaudited) and $429 (unaudited) for the six months ended December 31, 1995 and 1996, respectively.

6. DEFERRED CHARGES

                                                      LIVES (IN
                                                       YEARS)      1995       1996
                                                      ---------  ---------  ---------   DECEMBER 31,
                                                                                            1996
                                                                                       ---------------
                                                                                         (UNAUDITED)
Capitalized financing costs.........................   3 to 10   $     289  $     572     $     572
Organizational costs................................      5            465
                                                                 ---------  ---------         -----
                                                                       754        572           572
Less accumulated amortization.......................                   439        132           194
                                                                 ---------  ---------         -----
                                                                 $     315  $     440     $     378
                                                                 ---------  ---------         -----
                                                                 ---------  ---------         -----

    Amortization of such costs was $159, $139 and $158 for the years ended June 30, 1994, 1995 and 1996, respectively, and $71 (unaudited) and $62 (unaudited) for the six months ended December 31, 1995 and 1996, respectively, of which $66, $46 and $69, respectively, and $24 (unaudited) and $62 (unaudited) is included in interest expense.

    On July 29, 1994, the Company issued to an insurance company $20,000 aggregate principal of unsecured, senior notes. The notes have an average maturity of seven years and bear interest at a fixed rate of 8.44% per year. In conjunction with this note purchase agreement, $180 of financing costs were capitalized and are being amortized over ten years.

    Concurrently, with the sale of the senior notes the Company entered into a credit agreement with Harris Trust and Savings Bank ("Harris") providing for unsecured loans of up to $20,000 in a three year revolving credit facility. In connection with this credit agreement, $41 of financing costs were capitalized and are being amortized over three years.

    On March 8, 1996, the Company and Harris entered into the First Amendment to the Credit Agreement providing for an increase in unsecured loans from $20,000 to $40,000 and an increase in permitted subsidiary indebtedness from $2,500 to $5,500. In connection with this amendment, $150 of

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

6. DEFERRED CHARGES (CONTINUED)
financing costs were capitalized and are being amortized over the remaining two and one-half year term of the credit agreement.

    On May 1, 1996, the Company's La Grange subsidiary entered into a Loan Agreement with the Missouri Development Finance Board (the "Board"), providing for a loan of $5,100 to La Grange using the proceeds of the Board's Industrial Development Revenue Bonds, Series 1996 (La Grange Foundry Inc. Project). The Loan Agreement terminates on November 1, 2011. In connection with this loan agreement, $133 of financing costs were capitalized and are being amortized over ten years.

7. ACCRUED EXPENSES

                                                             1995       1996
                                                           ---------  ---------  DECEMBER 31,
                                                                                     1996
                                                                                 ------------
                                                                                 (UNAUDITED)
Payroll, vacation and other compensation.................  $   4,132  $   5,560   $    4,642
Accrued pension liability................................      2,080      2,131        2,992
Advances from customers..................................      7,051      1,194        1,797
Reserve for flood repairs................................                 6,946        6,849
Reserve for workers' compensation and employee health
  care...................................................      3,142      3,128        3,801
Taxes other than income..................................        232        385          393
Interest payable.........................................        814        800          775
Other....................................................      1,916      2,439        1,580
                                                           ---------  ---------  ------------
                                                           $  19,367  $  22,583   $   22,829
                                                           ---------  ---------  ------------
                                                           ---------  ---------  ------------

8. LONG-TERM OBLIGATIONS

    On July 29, 1994, the Company issued to an insurance company $20 million aggregate principal amount of unsecured, senior notes. The notes have an average maturity of seven years and bear interest at a fixed rate of 8.44% per year.

    Concurrently, with the sale of the senior notes, the Company entered into a credit agreement with Harris (the "Credit Agreement") providing for unsecured loans of up to $20 million in a three year revolving credit facility. Loans under the revolving credit facility will bear interest at fluctuating rates of either (i) the bank's corporate base rate or (ii) LIBOR plus 1.75% subject, in the case of the LIBOR rate option, to reduction of up to 0.50% (50 basis points) if certain financial ratios are met. Loans under this revolving credit facility may be used for general corporate purposes and approved investments. At June 30, 1995, $3.7 million was available for borrowing under this facility after consideration of outstanding advances of $13.2 million and letters of credit of $3.1 million.

    On March 8, 1996, the Company and Harris entered into the First Amendment to the Credit Agreement providing for an increase in unsecured loans from $20 million to $40 million and an increase in permitted subsidiary indebtedness from $2,500 to $5,500.

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

8. LONG-TERM OBLIGATIONS (CONTINUED)
    On May 1, 1996, the Company's La Grange subsidiary entered into a Loan Agreement with the Board, providing for a loan of $5,100 to La Grange using the proceeds of the Board's Industrial Development Revenue Bonds, Series 1996 (La Grange Foundry Inc. Project). Loans under the Loan Agreement will bear interest at rates that fluctuate weekly based upon the then-prevailing market rates for such securities. Loans under this Loan Agreement were used to finance the costs of acquiring, and will be used to finance the costs of reconstructing, improving and equipping certain additions and improvements to the Company's La Grange manufacturing facilities. The Loan Agreement terminates on November 1, 2011.

    On May 24, 1996, the Company entered into a new credit agreement with Harris providing for unsecured loans of up to $40 million in a revolving credit facility terminating on July 29, 1998. Loans under this revolving credit facility will bear interest at fluctuating rates of either (i) the bank's corporate base rate or (ii) LIBOR plus 1.50% subject, in the case of the LIBOR rate option, to a reduction of up to 0.50% (50 basis points) if certain financial ratios are met. Loans under this revolving credit facility may be used for general corporate purposes and approved investments. At June 30, 1996, $23.7 million was available for borrowing under this facility after consideration of outstanding advances of $7.2 million and letters of credit of $9.1 million. At December 31, 1996, $10.5 million (unaudited) was available for borrowing under

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

8. LONG-TERM OBLIGATIONS (CONTINUED)
this facility after consideration of outstanding advances of $20.2 million (unaudited) and letters of credit of $9.3 million (unaudited). Amounts are outstanding as follows:

                                                             1995       1995
                                                           ---------  ---------  DECEMBER 31,
                                                                                     1996
                                                                                 ------------
                                                                                 (UNAUDITED)
Unsecured, senior notes with an insurance company,
  maturing on July 30, 2004 and bearing interest at a
  fixed rate of 8.44% per year...........................  $  20,000  $  20,000   $   20,000
Unsecured, revolving credit facility with Harris,
  maturing on July 29, 1998, bearing interest at 9% and
  8.25%, respectively, (Prime), at December 31, 1996
  $3,200 at 8.25% (unaudited) and $17,000 at 6.625%
  (unaudited)............................................     13,231      7,200       20,200
Term loan between G&C and the Ohio Department of
  Development, secured by certain assets of G&C, maturing
  on June 1, 1999, bearing interest at 5.0%..............                    95           80
Term loan between G&C and OES Capital, Incorporated
  (assignee of loan agreement with Ohio Air Quality
  Development Authority), secured by certain assets of
  G&C, maturing on December 31, 2006, bearing interest at
  6.5%...................................................                 1,707        2,964
Change of Control Benefits to be paid by G&C pursuant to
  certain Employment Agreements and a Change of Control
  Agreement, maturing on June 11, 1998, non interest
  bearing................................................                 1,333        1,333
Term loan between La Grange and the Missouri Development
  Finance Board, secured by a letter of credit, maturing
  on November 1, 2011 bearing interest at 3.69% (4.18% at
  December 31, 1996 (unaudited)).........................                 5,100        5,100
Subordinated promissory note payable to Rockwell, repaid
  during fiscal year 1996................................      1,689
                                                           ---------  ---------  ------------
                                                              34,920     35,435       49,677
Less current maturities..................................                   780          946
                                                           ---------  ---------  ------------
Total long-term obligations..............................  $  34,920  $  34,655   $   48,731
                                                           ---------  ---------  ------------
                                                           ---------  ---------  ------------

    The subordinated promissory note payable to Rockwell was discounted at 10% from its original face of $1,850 as such note was interest free from the date of acquisition (June 14, 1991) for five years. After

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

8. LONG-TERM OBLIGATIONS (CONTINUED)
such date, the note was to accrue interest at 10%. The discount amortization was $145, $160 and $161 for the years ended June 30, 1994, 1995 and 1996, respectively, and is included in interest expense.

    The credit agreement with Harris and a note purchase agreement with an insurance company limit the Company's ability to pay dividends in any fiscal year to an amount not more than 25% of net earnings in the preceding fiscal year.

    The amounts of long-term obligations outstanding as of June 30, 1996 mature as follows:

1997...............................................................  $     780
1998...............................................................        870
1999...............................................................     10,262
2000...............................................................      3,028
2001...............................................................      3,028
Thereafter.........................................................     17,467
                                                                     ---------
                                                                     $  35,435
                                                                     ---------
                                                                     ---------

    The amounts of interest expense for the years ended June 30, 1994, 1995 and 1996 consisted of the following:

                                                                     1994       1995       1996
                                                                   ---------  ---------  ---------
Senior notes with an insurance company...........................             $   1,544  $   1,688
Credit facility with Harris......................................  $     311        576        902
Revolving loan note, including fees..............................         46
Term loans with Heller...........................................        655
Subordinated promissory note payable to Rockwell.................        145        160        161
Amortization of deferred charges.................................         66         46         69
Other............................................................                               25
                                                                   ---------  ---------  ---------
                                                                   $   1,223  $   2,326  $   2,845
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

9. INCOME TAXES

    Income taxes for the years ended June 30, 1994, 1995 and 1996 are comprised of the following:

                                                  JUNE 30,
                                       -------------------------------
                                         1994       1995       1996
                                       ---------  ---------  ---------      SIX MONTHS ENDED
                                                                              DECEMBER 31,
                                                                        ------------------------
                                                                           1995         1996
                                                                        -----------  -----------
                                                                        (UNAUDITED)  (UNAUDITED)
Current:
  Federal............................  $   1,300  $   3,169  $   4,972   $   2,986    $   1,211
  State and local....................                   943      1,376         889          372
  Foreign............................                   308       (203)        (28)         231
                                       ---------  ---------  ---------  -----------  -----------
                                           1,300      4,420      6,145       3,847        1,814
Deferred.............................        407      1,551      7,918         706          578
                                       ---------  ---------  ---------  -----------  -----------
                                       $   1,707  $   5,971  $  14,063   $   4,553    $   2,392
                                       ---------  ---------  ---------  -----------  -----------
                                       ---------  ---------  ---------  -----------  -----------

    Income tax expense (benefit) has been allocated as follows:

                                                                    1994       1995       1996
                                                                  ---------  ---------  ---------
Income before taxes and extraordinary item......................  $   2,494  $   5,971  $  14,063
Extraordinary item..............................................       (787)
                                                                  ---------  ---------  ---------
                                                                  $   1,707  $   5,971  $  14,063
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

                                                                    1994       1995       1996
                                                                  ---------  ---------  ---------
Items giving rise to the provision for deferred income taxes:
  Postretirement benefits.......................................  $     (67) $    (187) $    (145)
  Accrued liabilities...........................................        663        (56)       160
  Net operating loss carryforwards..............................      1,171        577
  Pension costs.................................................       (742)       (20)        16
  Alternative minimum tax credit carryforward...................     (1,105)     1,264        724
  Flood wall capitalization.....................................       (465)                   36
  Deferred gain on flood proceeds...............................                            5,898
  Depreciation and amortization.................................        738        753      1,003
  Inventory.....................................................        (12)      (231)        56
  Minimum pension liability.....................................        277         33        (70)
  Capital start-up costs........................................        (35)
  Capital appreciation right obligation.........................        455
  Valuation allowance...........................................       (556)
  All other.....................................................         85       (582)       240
                                                                  ---------  ---------  ---------
                                                                  $     407  $   1,551  $   7,918
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

9. INCOME TAXES (CONTINUED)
    Following is a reconciliation between the total income taxes and the amount computed by multiplying income before income taxes by the statutory federal income tax rate:

                                                                       JUNE 30,
                                           ----------------------------------------------------------------
                                                   1994                  1995                  1996
                                           --------------------  --------------------  --------------------
                                            AMOUNT        %       AMOUNT        %       AMOUNT        %
                                           ---------  ---------  ---------  ---------  ---------  ---------
Computed expected federal income tax
  expense................................  $   2,427       34.0  $   5,248       34.0  $  12,465       35.0
State income taxes, net of federal
  benefit................................        357        5.0        624        4.1      1,498        4.2
Change in valuation allowance............       (556)      (7.8)
Adjustment to prior year taxes...........        200        2.8
Permanent differences....................         30        0.4        182        1.1        337        0.9
Other....................................         36        0.5        (83)      (0.5)      (237)      (0.6)
                                           ---------        ---  ---------        ---  ---------        ---
                                           $   2,494       34.9  $   5,971       38.7  $  14,063       39.5
                                           ---------        ---  ---------        ---  ---------        ---
                                           ---------        ---  ---------        ---  ---------        ---

                                                                    SIX MONTHS ENDED DECEMBER 31,
                                                              ------------------------------------------
                                                                      1995                  1996
                                                                  (UNAUDITED)           (UNAUDITED)
                                                              --------------------  --------------------
                                                               AMOUNT        %       AMOUNT        %
                                                              ---------  ---------  ---------  ---------
Computed expected federal income tax expense................  $   3,988       34.0  $   1,996       35.0
State income taxes, net of federal benefit..................        495        4.2        379        6.7
Permanent differences.......................................        129        1.1         51        0.9
Other.......................................................        (59)      (0.5)       (34)      (0.6)
                                                              ---------        ---  ---------        ---
                                                              $   4,553       38.8  $   2,392       42.0
                                                              ---------        ---  ---------        ---
                                                              ---------        ---  ---------        ---

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

9. INCOME TAXES (CONTINUED)
    Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Deferred income taxes as of June 30, 1995 and 1996 are comprised of the following:

                                                                            1995        1996
                                                                          ---------  ----------
Deferred tax assets:
  Postretirement benefits...............................................  $   1,967  $    1,988
  Accrued liabilities...................................................      1,416       1,900
  Net operating loss carryforwards......................................
  Pension costs.........................................................        762         882
  Alternative minimum tax credit carryforwards..........................        452
  Flood wall capitalization.............................................        465         429
  Other.................................................................        389         520
                                                                          ---------  ----------
                                                                              5,451       5,719
Deferred tax liabilities:
  Depreciation and amortization.........................................      7,901       9,108
  Deferred gain on flood proceeds.......................................                  6,257
  Inventory.............................................................        335         808
  Minimum pension liability.............................................        310         240
  Capital start-up costs................................................         68          66
  Discounted note.......................................................         46          39
  Other.................................................................                     81
                                                                          ---------  ----------
                                                                              8,660      16,599
                                                                          ---------  ----------
                                                                             (3,209)    (10,880)
Allocation to minimum pension liability adjustment......................        238         179
                                                                          ---------  ----------
Total...................................................................  $  (2,971) $  (10,701)
                                                                          ---------  ----------
                                                                          ---------  ----------

    SFAS 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of June 30, 1996, no allowance has been recorded.

    United States income taxes have not been provided on $307 of cumulative undistributed earnings of CSF because of the Company's intentions to reinvest these earnings. It is not practical to determine the unrecognized deferred tax liability that would be payable upon remittance of assets that represent those earnings. Such taxes, if ultimately paid, may be recoverable as foreign tax credits in the United States.

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    CASH, ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE--The carrying amounts of these items are a reasonable estimate of their fair value.

    LONG-TERM OBLIGATIONS AND CURRENT MATURITIES OF LONG-TERM OBLIGATIONS--Based on the borrowing rates currently available to the Company for loans with similar terms and maturities, the fair value approximates carrying value.

11. STOCKHOLDERS' EQUITY

    In connection with the acquisition of the steel castings business from Rockwell on June 14, 1991, the Company issued common stock or conveyed purchase rights for common stock to certain employees in accordance with various stock restriction agreements representing 476,173 shares. All such shares became fully vested as of June 30, 1996.

    The Atchison Casting 1993 Incentive Stock Plan (the "Incentive Plan") was adopted by the Board of Directors on August 10, 1993 and approved by the Company's stockholders on September 27, 1993. The Incentive Plan allows the Company to grant stock options to employees to purchase up to 300,000 shares of common stock at prices that are not less than the fair market value at the date of grant. The options become exercisable with respect to one-third of the shares subject to the options each year from the date of grant and remain exercisable for a term of not more than 10 years after the date of grant. The Incentive

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

11. STOCKHOLDERS' EQUITY (CONTINUED)
Plan provides that no options may be granted more than 10 years after the date of approval by the stockholders. The changes in outstanding options were as follows:

                                                                SHARES         PRICE RANGE
                                                             UNDER OPTION       PER SHARE
                                                             -------------  ------------------
  Issued...................................................       145,300   $           13.375
Balance, June 30, 1994.....................................       145,300               13.375
  Issued...................................................        31,000       14.500 - 14.75
  Surrendered..............................................        (5,900)              13.375
                                                             -------------  ------------------
Balance, June 30, 1995.....................................       170,400       13.375 - 14.75
  Issued...................................................        45,800               14.125
  Surrendered..............................................        (4,000)              13.375
                                                             -------------  ------------------
Balance, June 30, 1996.....................................       212,200   $   13.375 - 14.75
  Issued (unaudited).......................................        20,000                15.75
  Surrendered (unaudited)..................................        (4,934)              13.375
  Exercised (unaudited)....................................          (666)              13.375
                                                             -------------  ------------------
Balance, December 31, 1996 (unaudited).....................       226,600   $   13.375 - 15.75
                                                             -------------  ------------------
                                                             -------------  ------------------
Exercisable
  June 30, 1996............................................       100,600   $   13.375 - 14.75
                                                             -------------  ------------------
                                                             -------------  ------------------
Exercisable
  December 31, 1996 (unaudited)............................       109,067   $   13.375 - 14.75
                                                             -------------  ------------------
                                                             -------------  ------------------

    At June 30, 1996, options to purchase 87,800 shares were authorized but not granted. At December 31, 1996, options to purchase 72,734 (unaudited) shares were authorized but not granted.

    The 1993 Atchison Casting Corporation Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on August 10, 1993 and approved by the Company's stockholders on September 27, 1993. An aggregate of 400,000 shares of common stock were initially made available for purchase by employees upon the exercise of options under the Purchase Plan. On the first day of every option period (option periods are three-month periods beginning on January 1, April 1, July 1 or October 1 and ending on the next March 31, June 30, September 30 or December 31, respectively), each eligible employee is granted a nontransferable option to purchase common stock from the Company on the last day of the option period. As of the last day of an option period, employee contributions (authorized payroll deductions and lump sum contributions) during such option period will be used to purchase full and partial shares of common stock. The price for stock purchased under each option is 90% of the stock's fair market value on the first day or the last day of the option period, whichever is lower. During the years ended June 30, 1994, 1995 and 1996, 3,868, 11,754 and 34,333 common shares, respectively, and 4,864 (unaudited) for the six months ended December 31, 1996 were purchased by employees under the

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

11. STOCKHOLDERS' EQUITY (CONTINUED)
Purchase Plan. At June 30, 1996, 350,045 shares remained available for grant. At December 31, 1996, 345,181 (unaudited) shares remained available for grant.

    On November 18, 1994, the Company's stockholders approved the Atchison Casting Non-Employee Director Option Plan (the "Director Option Plan"). The Director Option Plan provides that each non-employee director of the Company who served in such capacity on April 15, 1994 and each non-employee director upon election or appointment to the Board of Directors thereafter shall automatically be granted an option to purchase 10,000 shares of the Company's common stock. No person shall be granted more than one such option pursuant to the Director Option Plan. An aggregate of 100,000 shares were reserved for purchase under the plan. The price for stock purchased under the plan is the fair market value at the date of grant. The changes in outstanding options were as follows:

                                                                      SHARES UNDER    PRICE PER
                                                                         OPTION         SHARE
                                                                      -------------  -----------
Issued..............................................................        50,000       13.375
                                                                      -------------
Balance, June 30, 1995..............................................        50,000       13.375
Exercised...........................................................       (10,000)      13.375
                                                                      -------------
Balance, June 30, 1996..............................................        40,000       13.375
Balance, December 31, 1996 (unaudited)..............................        40,000       13.375
                                                                      -------------
                                                                      -------------

    Because the options granted on April 15, 1994, were subject to approval by the stockholders, they are reflected as 1995 grants. At June 30, 1996, options to purchase 50,000 shares were authorized but not granted.

12. PENSION PLANS

    The Company sponsors separate defined benefit pension plans for certain of its salaried and hourly employees. Employees are eligible to participate on the date of employment with vesting after five years of service. Benefits for hourly employees are determined based on years of credited service multiplied by a benefit formula or unit. Benefits for salaried employees are determined based on credited service and employee earnings.

    Pension expense for the defined benefit plans is presented below.

                                                                   1994       1995       1996
                                                                 ---------  ---------  ---------
Service costs..................................................  $     438  $     594  $     717
Interest costs.................................................      1,266      1,579      1,961
Actual return on net assets....................................       (659)    (1,267)    (4,302)
Net deferral items.............................................       (538)        20      2,559
                                                                 ---------  ---------  ---------
                                                                 $     507  $     926  $     935
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

12. PENSION PLANS (CONTINUED)
    The pension plans assets (primarily U. S. Government securities, common stock and corporate bonds) are deposited with a bank. A comparison of projected benefit obligation and plan assets at fair value as of June 30, 1995 and 1996 is presented below:

                                                                 1995                            1996
                                                    ------------------------------  ------------------------------
                                                     ASSETS EXCEED    ACCUMULATED    ASSETS EXCEED    ACCUMULATED
                                                      ACCUMULATED      BENEFITS       ACCUMULATED      BENEFITS
                                                       BENEFITS      EXCEED ASSETS     BENEFITS      EXCEED ASSETS
                                                    ---------------  -------------  ---------------  -------------
Actuarial present value of:
  Vested benefit obligation.......................    $    (6,177)    $   (12,858)    $    (8,653)    $   (15,102)
                                                    ---------------  -------------  ---------------  -------------
                                                    ---------------  -------------  ---------------  -------------
  Accumulated benefit obligation..................    $    (6,769)    $   (13,245)    $    (9,371)    $   (15,564)
                                                    ---------------  -------------  ---------------  -------------
                                                    ---------------  -------------  ---------------  -------------
  Projected benefit obligation....................    $   (10,304)    $   (13,245)    $   (13,520)    $   (15,564)
  Plan assets at fair value.......................          8,246          11,992          10,829          14,506
                                                    ---------------  -------------  ---------------  -------------
  Projected benefit obligation in excess of plan
    assets........................................         (2,058)         (1,253)         (2,691)         (1,058)
  Unrecognized prior service costs................            (39)            183             129             189
  Unrecognized net obligation.....................           (346)            389            (384)            417
  Unrecognized net loss...........................          1,709              22           2,272             (44)
  Additional liability............................                           (796)                           (732)
                                                    ---------------  -------------  ---------------  -------------
  Accrued pension liability.......................    $      (734)    $    (1,455)    $      (674)    $    (1,228)
                                                    ---------------  -------------  ---------------  -------------
                                                    ---------------  -------------  ---------------  -------------
The actuarial valuation was prepared assuming:
  Discount rate...................................                         8.25%                             7.25%
  Expected long term rate of return on plan
    assets........................................                           9.00%                           9.00%
  Salary increases per year.......................                           5.00%                           5.00%

    In accordance with SFAS No. 87, the Company has recorded an additional minimum pension liability for underfunded plans of $796 and $732 at June 30, 1995 and 1996, respectively, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to stockholders' equity. For 1995, $62 of the excess minimum pension liability resulted in a charge to equity, net of income taxes of $38. For 1996, $82 of the excess minimum pension liability resulted in a credit to equity, net of income taxes of $59.

    In addition, the Company sponsors a defined contribution 401(k) benefit plan covering certain of its salaried employees who have attained age 21 and have completed one year of service. The Company matches 75% of employee contributions up to 8% of an employee's salary. Employees vest in the Company

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

12. PENSION PLANS (CONTINUED)
matching contributions after five years. The cost of the Company's contribution was $194, $330 and $429 for the years ended June 30, 1994, 1995 and 1996, respectively.

    The Company's subsidiary, Prospect, contributed $55, $206 and $189 for the period April 1, 1994 (date of acquisition) to June 30, 1994, fiscal year ended June 30, 1995 and fiscal year ended June 30, 1996, respectively, to a multiemployer pension plan for employees covered by a collective bargaining agreement. This plan is not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. Information with respect to the Company's proportionate share of the excess of the actuarially computed value of vested benefits over the total of the pension plan's net assets is not available from the plan's administrators. The Multiemployer Pension Plan Amendments Act of 1980 (the "Act") significantly increased the pension responsibilities of participating employers. Under the provisions of the Act, if the plans terminate or the Company withdraws, the Company may be subject to a substantial "withdrawal liability." As of the date of the most current unaudited information submitted by the plan's administrators (December 31, 1995), no withdrawal liabilities exist.

    The Company also has various other profit sharing plans. Costs of such plans charged against earnings were $403 and $878 for the years ended June 30, 1995 and 1996, respectively.

13. POSTRETIREMENT OBLIGATION OTHER THAN PENSION

    The Company provides certain health care and life insurance benefits to certain of its retired employees. SFAS No. 106, EMPLOYER'S ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The accumulated postretirement benefit obligation and the accrued postretirement benefit cost as of June 30, 1995 and 1996 is as follows:

                                                                              1995       1996
                                                                            ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees................................................................  $     664  $     874
  Fully eligible active plan participants.................................        641        864
  Other active plan participants..........................................      2,897      4,069
                                                                            ---------  ---------
                                                                                4,202      5,807
Plan assets at fair value.................................................
                                                                            ---------  ---------
Accumulated postretirement benefit obligation in excess of plan assets....      4,202      5,807
Unrecognized net loss.....................................................       (399)    (1,503)
Unrecognized prior service cost...........................................      1,241      1,110
                                                                            ---------  ---------
Accrued postretirement benefit cost.......................................  $   5,044  $   5,414
                                                                            ---------  ---------
                                                                            ---------  ---------

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

13. POSTRETIREMENT OBLIGATION OTHER THAN PENSION (CONTINUED)
    Net postretirement benefit cost for the years ended June 30, 1994, 1995 and 1996 consisted of the following components:

                                                                        1994       1995       1996
                                                                      ---------  ---------  ---------
Service cost benefits earned during the year........................  $     170  $     180  $     223
Interest cost on accumulated postretirement benefit obligation              231        281        328
Amortization of prior service cost..................................       (131)      (132)      (132)
Amortization of loss................................................                                7
                                                                      ---------  ---------  ---------
                                                                      $     270  $     329  $     426
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

    The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for pre-age 65 benefits as of June 30, 1996 was 8.9% decreasing each successive year until it reaches 5.5% in 2016, after which it remains constant. The assumed rate used for post-age 65 benefits was 8.4% decreasing each successive year until it reaches 5.5% in 2021. A one-percentage point-increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of June 30, 1996 by approximately $843 (15.9%) and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year then ended by approximately $118 (17.9%). The assumed discount rate used in determining the accumulated postretirement obligation as of June 30, 1996 was 7.5%, and the assumed discount rate in determining the service cost and interest cost for the year ended June 30, 1996 was 7.5%.

    SFAS No. 112, EMPLOYERS' POSTEMPLOYMENT BENEFITS, requires employers who provide benefits to former or inactive employees after employment but before retirement to recognize an obligation for such benefits over the period ending on the date an employee is fully eligible to receive benefits. The Company adopted SFAS No. 112 in the first fiscal quarter of 1995, which did not have a material effect on the Company's financial condition or results of operations.

14. OPERATING LEASES

    The Company leases certain buildings, equipment, automobiles and trucks, all accounted for as operating leases, on an as needed basis to fulfill general purposes. Total rental expense was $648, $957 and $544 for the years ended June 30, 1994, 1995 and 1996, respectively, and $326 (unaudited) and $367

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

14. OPERATING LEASES (CONTINUED)
(unaudited), for the six months ended December 31, 1995 and 1996, respectively. Long-term, noncancellable operating leases having an initial or remaining term in excess of one year require minimum rental payments as follows:

1997.................................................................  $     520
1998.................................................................        346
1999.................................................................         84
2000.................................................................         42
2001.................................................................         23

15. MAJOR CUSTOMERS

    The Company's operations are conducted within one business segment and revenues attributable to foreign customers are not material. Net sales to and customer accounts receivable from major customers are as follows:

                                                                     AMOUNT OF NET SALES
                                                               -------------------------------
                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
Customer A...................................................  $  13,114  $   8,224  $   6,500
Customer B...................................................     13,439     11,312      7,030
Customer C...................................................     12,292     18,611     24,822
Customer D...................................................     10,602     20,606     13,396
                                                               ---------  ---------  ---------
                                                               $  49,447  $  58,753  $  51,748
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

                                                                              CUSTOMER ACCOUNTS
                                                                                  RECEIVABLE
                                                                             --------------------
                                                                               1995       1996
                                                                             ---------  ---------
Customer A.................................................................  $     269  $     891
Customer B.................................................................        793        501
Customer C.................................................................      1,901      3,765
Customer D.................................................................      3,769      2,481
                                                                             ---------  ---------
                                                                             $   6,732  $   7,638
                                                                             ---------  ---------
                                                                             ---------  ---------

16. OTHER INCOME

    Other income in fiscal 1996 includes $11,087 of payments received by the Company from its insurance carrier in final settlement of the business interruption portion of the Company's insurance claim. Other income also includes $16,231 of payments received in the fourth quarter from the Company's insurance carrier in final settlement of the casualty and property damage portion of the Company's insurance claim. The Company's claim was a result of the July 1993 Missouri River flood. As of June 30, 1996, the Company

                          ATCHISON CASTING CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND SIX MONTHS

                  ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

16. OTHER INCOME (CONTINUED)
has recorded $6,946 in reserves against future repair expenses which have been classified as accrued expenses.

    The Company's fiscal 1996 first half results included $10.6 million (unaudited) ($11.8 million (unaudited) before deduction of fees paid to consultants who assisted in the development of the claim and amounts recovered for the repair and replacement of property) of partial insurance payments recorded by the Company covering the period of July 1, 1994 through December 31, 1995. These payments, by the Company's insurance carrier, resulted from the business interruption portion of the Company's insurance claim filed as a result of the July 1993 Missouri River flood.

    Other income in fiscal 1995 includes $6,639 in partial payments by the Company's insurance carrier against the business interruption portion of the Company's insurance claim, which was filed as a result of the July 1993 Missouri River flood. Of this amount, $1,137 along with $5,000 recoverable under the Company's casualty/damage coverage is included in insurance receivable at June 30, 1995 and was received on July 6, 1995.

    During fiscal 1994, the Company was advanced $4.0 million under the casualty portion of its insurance coverages, which was used to offset the direct expenses of fighting the flood itself, the cost of repair and replacement of property and equipment damaged in the flood and the construction of a flood wall. The recovery of direct and indirect costs (primarily labor and repairs) of $2.5 million was used to reduce the incurred costs in the 1994 statement of income.

                  TECHNOLOGY IS RESHAPING THE CASTING INDUSTRY

   [PICTURE]     ACC uses new technologies to produce     [PICTURE]
                 lighter, stronger and less expensive
                   castings with higher quality and
                  shortened lead times. For example,
                   computer modeling enables ACC's
               engineers to simulate the solidification
                 process to ensure internal strength,
                  structural soundness and efficient
                      utilization of materials.

    ACC has strengthened customer relationships by using computerized design technologies to assist in the development of castings, such as this boom tip casting shown above, which is used in a hydraulic mining shovel.

             [PICTURE]                                 [PICTURE]

Solid model of a 350 megawatt steam         Actual casting shown in the Pro
    turbine casting shown in Pro           Engineer model, ready for shipment
         Engineer software.                     by ACC to Westinghouse.

             [PICTURE]                                 [PICTURE]

New technologies have resulted in new applications for castings. As castings have become lighter, stronger and less expensive, they are being used for components that were previously fabricated or forged. The one-piece, cast-steel, box-section boom (shown above right) is stronger and lighter than the fabricated double steel plate arms (shown above left) that it replaced.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
Risk Factors...................................          7
Use of Proceeds................................          9
Price Range of Common Stock....................         10
Dividend Policy................................         10
Capitalization.................................         11
Selected Consolidated Financial Information....         12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         14
Business.......................................         21
Management.....................................         36
Selling Stockholder............................         38
Description of Capital Stock...................         38
Shares Eligible for Future Sale................         40
Underwriting...................................         42
Legal Matters..................................         43
Experts........................................         43
Available Information..........................         43
Incorporation of Certain Documents by
  Reference....................................         44
Index to Consolidated Financial Statements.....        F-1

                                3,800,000 SHARES

                                       H

                                ATCHISON CASTING
                                  CORPORATION

                                  COMMON STOCK

                                     ------

                                   PROSPECTUS

                                        , 1997

                                   ---------

                               SMITH BARNEY INC.

                            GEORGE K. BAUM & COMPANY

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is a list of the estimated expenses to be paid by the Registrant in connection with the initial issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

SEC Registration Fee..............................................  $  25,161*
NASD Fees.........................................................      8,803*
NYSE Listing Fees.................................................     33,933
Printing and Engraving Expenses...................................     30,000
Legal Fees and Expenses...........................................     25,000
Accounting Fees and Expenses......................................     25,000
Transfer Agent and Registrar's Fees...............................      1,000
Blue Sky Fees and Expenses........................................     10,000
Miscellaneous.....................................................     16,103
                                                                    ---------
  Total...........................................................  $ 175,000
                                                                    ---------
                                                                    ---------

------------

*   Actual

    Pursuant to the Registration Rights Agreement, the Registrant is required to pay all expenses incurred in connection with the registration of the shares offered hereby by the Selling Stockholder (the "Selling Stockholder Shares"), except for: (i) any discounts or commissions to any underwriter attributable to the Selling Stockholder Shares; (ii) any stock transfer taxes incurred in respect of the Selling Stockholder Shares; and (iii) the legal fees of any holder of Selling Stockholder Shares, which amounts (other than underwriting discounts and commissions) are estimated to be $5,000 and will be paid by the Selling Stockholder.

ITEM 15  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Pursuant to the Registrant's Articles of Incorporation and By-laws, the Registrant must, to the maximum extent permitted from time to time under the laws of Kansas, indemnify and upon request must advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees and expenses), judgments, fines, penalties, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable basis to believe his or her conduct was unlawful. Such indemnification is not exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Article VIII of the Registrant's By-laws further describes the indemnification rights of such persons.

    The Registrant's Articles of Incorporation also provide that a director of the Registrant will not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders; (ii) for acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 17-6424 of the Kansas General Corporation Code (the "KGCC"); or (iv) for any transaction from which the director derived an improper personal benefit. If the KGCC is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the director will be eliminated or limited to the fullest extent permitted by the KGCC, as so amended. The effect of this provision in the Articles of Incorporation is to eliminate the rights of the Registrant and its stockholders (through stockholders' derivative suits on behalf of the Registrant) to recover monetary damages against a director's breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described above.

    There is in effect for the Registrant an insurance policy providing directors and officers with indemnification, subject to certain exclusions and to the extent not otherwise indemnified by the Registrant, against loss (including expenses incurred in the defense of claims in connection therewith) arising from any negligent act, error, omission, misstatement, misleading statement or breach of duty while acting in their capacity as directors and officers of the Registrant. The policy also provides for the reimbursement of the Registrant for liability incurred in the indemnification of its directors and officers. The Registrant has purchased coverage for liability under the Securities Act of 1933 (the "Securities Act") in connection with the purchase, sale, offer or solicitation of an offer to purchase or sell any securities of the Registrant or an affiliate of the Registrant.

    The Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides for indemnification by the Underwriters of the Registrant's directors, its officers who sign the Registration Statement and its controlling persons and by the Registrant of the Underwriters' directors and their controlling persons against certain liabilities, including liabilities under the Securities Act, under certain circumstances.

ITEM 16  EXHIBITS

    A list of exhibits filed as part of this Registration Statement appears at the end of this Registration Statement.

ITEM 17  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration

    Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 18  FINANCIAL STATEMENTS AND SCHEDULES

    Not applicable.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atchison, State of Kansas, on this 14th day of April, 1997.

                                ATCHISON CASTING CORPORATION

                                By:              /s/ HUGH H. AIKEN
                                     -----------------------------------------
                                                   Hugh H. Aiken
                                               CHAIRMAN OF THE BOARD,
                                                PRESIDENT AND CHIEF
                                                 EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board,
      /s/ HUGH H. AIKEN           President, Chief
------------------------------    Executive Officer and       April 14, 1997
        Hugh H. Aiken             Director (Principal
                                  Executive Officer)

                                Vice President, Chief
    /s/ KEVIN T. MCDERMED         Financial Officer,
------------------------------    Treasurer and Secretary     April 14, 1997
      Kevin T. McDermed           (Principal Financial
                                  Officer)

              *
------------------------------  Director                      April 14, 1997
        Paul C. Craig

              *
------------------------------  Director                      April 14, 1997
       David L. Belluck

              *
------------------------------  Director                      April 14, 1997
       John O. Whitney

              *
------------------------------  Director                      April 14, 1997
         Ray H. Witt

By:     /s/ KEVIN T. MCDERMED
      -------------------------  as attorney-in-fact
         (Kevin T. McDermed,       for the above directors     April 14, 1997
          ATTORNEY-IN-FACT)        marked by an asterisk

                                 EXHIBIT INDEX

EXHIBIT       DESCRIPTION
------------  --------------------------------------------------------------------------------------------------------
     *1.1     Form of Underwriting Agreement

      2.1     Stock Purchase Agreement dated February 28, 1996 by and among the stockholders of G&C, the Stockholders'
               Representative and the Company (incorporated by reference to Exhibit 2 of the Company's Current Report on Form 8-K dated March 25, 1996)

      4.0     Long-term debt instruments of the Company in amounts not exceeding ten percent (10%) of the total assets of the Company and its subsidiaries on a consolidated basis will be furnished to the Commission upon request.

      4.1     Articles of Incorporation (incorporated by reference to Exhibit 4.1 of the Company's Form 10-Q for the quarter ended December 31, 1994)

      4.2     By-Laws (incorporated by reference to Exhibit 4.2 of the Company's Form 10-Q for the quarter ended
               December 31, 1994)

      4.3     Specimen Stock Certificate

      4.4     Credit Agreement dated as of May 24, 1996 by and among the Company, the banks party thereto and Harris
               Trust and Savings Bank, as Agent (incorporated by reference to Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended June 30, 1996)

      4.5(a)  Note Purchase Agreement dated as of July 29, 1994 by and between the Company and Teachers Insurance and
               Annuity Association of America pursuant to which the Company's 8.44% Senior Notes due 2004 were issued
               (incorporated by reference to Exhibit 4.3 of the Company's Form 10-K for the fiscal year ended June 30,
               1994)

      4.5(b)  First Amendment dated as of March 8, 1996 to the Note Purchase Agreement dated July 29, 1994, between the Company and Teachers Insurance and Annuity Association of America (incorporated by reference to
               Exhibit 4.2 of the Company's Current Report on Form 8-K dated March 25, 1996)

      4.5(c)  Second Amendment dated as of May 24, 1996 to the Note Purchase Agreement dated July 29, 1994, between the Company and Teachers Insurance and Annuity Association of America (incorporated by reference to
               Exhibit 4.2(c) of the Company's Form 10-K for the fiscal year ended June 30, 1996)

      5.1     Opinion of Blackwell Sanders Matheny Weary & Lombardi L.C.

     10.1(a)  Employment Agreement between the Company and Hugh H. Aiken dated as of June 14, 1991 (incorporated by reference to Exhibit 10.1 of Form S-1 Registration Statement No. 33-67774 filed August 23, 1993)

     10.1(b)  Amendment No. 1 dated as of September 27, 1993 to Employment Agreement between the Company and Hugh H.
               Aiken (incorporated by reference to Exhibit 10.1(b) of Amendment No. 1 to Form S-1 Registration
               Statement No. 33-67774 filed September 27, 1993)

     10.2(a)  Registration Rights Agreement dated June 14, 1991 by and among the Company, Creditanstalt-Bankverein
               ("Creditanstalt"), CBC Capital Partners, Inc. ("CBCCP"), Chemical Equity Associates, L.P. ("CEA") and
               Riverside Partners (the "Registration Rights Agreement") (incorporated by reference to Exhibit 10.5 of
               Form S-1 Registration Statement No. 33-67774 filed August 23, 1993)

     10.2(b)  Amendment No. 1 dated as of August 23, 1993 to the Registration Rights Agreement (incorporated by reference to Exhibit 10.5(c) of Amendment No. 2 to Form S-1 Registration Statement No. 33-67774 filed
               September 30, 1993)

                                 EXHIBIT INDEX

EXHIBIT       DESCRIPTION
------------  --------------------------------------------------------------------------------------------------------
     10.3(a)  Stock Restriction Agreements by and among the Company, Riverside Partners and executive officers of the
               Company (the "Stock Restriction Agreements") (incorporated by reference to Exhibit 10.6 of Form S-1
               Registration Statement No. 33-67774 filed August 23, 1993)

     10.3(b)  Amendment No. 1 dated as of August 23, 1993 to the Stock Restriction Agreements (incorporated by reference to Exhibit 10.6(b) of Amendment No. 1 to Form S-1 Registration Statement No. 33-67774 filed
               September 27, 1993)

     10.4     Atchison Casting 1993 Incentive Stock Plan (incorporated by reference to Exhibit 10.7 of Form S-1
               Registration Statement No. 33-67774 filed August 23, 1993)

     10.5     Confidentiality and Noncompetition Agreements by and among the Company and executive officers of the
               Company (incorporated by reference to Exhibit 10.8 of Form S-1 Registration Statement No. 33-67774
               filed August 23, 1993)

     10.6     Stockholders' Agreement dated as of August 23, 1993 by and among the Company, Riverside Partners, CBCCP,
               CEA and Creditanstalt (incorporated by reference to Exhibit 10.9 of Amendment No. 1 to Form S-1
               Registration Statement No. 33-67774 filed September 27, 1993)

     10.7     Atchison Casting Non-Employee Director Option Plan (incorporated by reference to Exhibit 10.7 of the
               Company's Form 10-K for the fiscal year ended June 30, 1994)

     10.8     Letter Agreement dated January 3, 1995 by and between James Stott and the Company (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended December
               31, 1994)

     10.9     Stock Option Agreement dated February 1, 1995 by and between Edward J. Crowley, Rhoda, Stoudt & Bradley
               Law Offices and the Company (incorporated by reference to Exhibit 10.2 of the Company's Quarterly
               Report on Form 10-Q for the quarter ended December 31, 1994)

      10.10   Employment Agreement dated February 1, 1995 by and between Edward J. Crowley, Empire and the Company
               (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the
               quarter ended December 31, 1994)

10.11         Employee Incentive Stock Agreement dated as of April 1, 1994 by and between Prospect Foundry, Richard J.
               Sitarz and the Company (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on
               Form 10-Q for the quarter ended September 30, 1994)

10.12         Plan for conversion of Prospect Foundry stock to Company common stock (incorporated by reference to
               Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994)

10.13         Letter Agreement dated November 2, 1994 between Riverside Partners and the Company regarding a finder's fee in connection with the acquisition of Canadian Steel (incorporated by reference to Exhibit 10.15 of the Company's Form 8-B Registration Statement dated April 24, 1995)

10.14         Purchase and Sale Agreement dated as of December 30, 1996 by and among Kramer, James Stott and David
               Jungen (incorporated by reference to Exhibit 10 of the Company's Quarterly Report on Form 10-Q for the
               quarter ended December 31, 1996)

10.15         Hugh H. Aiken Supplemental Retirement Benefit Plan (incorporated by reference to Exhibit 10.2 of the
               Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996)

                                 EXHIBIT INDEX

EXHIBIT       DESCRIPTION
------------  --------------------------------------------------------------------------------------------------------
      10.16   Intermediary Fee Agreement between Riverside Partners, Inc. and the Company dated February 17, 1997

23.1          Consent of Deloitte & Touche LLP

23.2          Consent of Blackwell Sanders Matheny Weary & Lombardi L.C. (included in Exhibit 5.1)

24.1          Powers of Attorney

------------

* To be filed.